micon INTERNATIONAL LIMITED | mineral industry consultants

TOURNIGAN GOLD CORPORATION

TECHNICAL REPORT
ON THE
CURRAGHINALT PROPERTY,
COUNTY TYRONE,
NORTHERN IRELAND

29 NOVEMBER, 2007



SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Table of Contents

List of Tables

List of Figures

Page

1.0   SUMMARY

At the request of Tournigan Gold Corporation (Tournigan), Micon International Limited (Micon) has prepared a Mineral Resource Estimate and an independent Technical Report compliant with the reporting standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) for Tournigan's Curraghinalt gold deposit in County Tyrone, Northern Ireland.

The scope of work included a review of the geology, mineralization model and exploration programs. Drill hole data compilation and quality assurance/quality control protocols which form the foundation for the resource estimate were also reviewed in detail.

The Curraghinalt property is located in County Tyrone, Northern Ireland, approximately 127 kilometres (km) west of Belfast and 15 km northeast of Omagh. Access to the Curraghinalt property is via a number of highways and local roads. These include the Killyclogher Road which runs northeast from Omagh and the Strabane Road (B48) which runs northwest from Omagh to Strabane. Private roads and farm tracks provide access within the property.

The property comprises two adjoining Mineral Prospecting Licences UM-1/02 and UM-2/02, which cover an area of 322 square kilometres (km^2). The approximate centre of the licences is located at latitude 54°41'24" north and longitude 7°04'09" west. Licences TG-04/03 and TG-03/03 lie to the north and northwest of UM-1/02 and are also held by Tournigan.

The licences are owned by Tournigan and are valid until January 1, 2008. They are renewable for a further six years from January 2, 2008. Exploration licences in Northern Ireland are normally valid between two and six years, a period decided upon when granting the licence. Tournigan provides two-year renewal reports in support of its licences, usually around March of each year. Licences UM-1/02 and UM-2/02 were renewed 2006. The next renewal reports will be due between December, 2007 and March, 2008. Micon was informed during its site visit that Tournigan's report for 2008 will be in support of the six-year renewal.

The Curraghinalt property contains mesothermal gold mineralization with gold disseminated in quartz sulphide veins. The general strike direction of the quartz sulphide veins is approximately west-northwest and the dip is approximately 60-70º to the north.

The geological history of the project area and the immediate surrounding area is related to the closing of the Iapetus Ocean in Ordovician time.

The Curraghinalt deposit is located 3 km to the north of the northeast-southwest striking Omagh Thrust Fault. This major fault has thrust Dalradian Supergroup rocks from the northwest over the Ordovician-aged Tyrone Volcanic Group rocks located to the south. The Dalradian metasediments on the northern side of the thrust strike northeast-southwest and dip to the northwest. The lithologies are interpreted to lie on the lower limb of a gently to moderately northwest dipping, southeast upward-facing, major recumbent isoclinal fold, referred to as the Sperrin Overfold or the Sperrin Nappe.

The Dalradian stratigraphy in the licence area is inverted, occupying the lower limb of the overturned Sperrin Nappe. The Dalradian formations present in the area, from the southeast (at the Omagh Thrust) to the northwest are, from the youngest to the oldest, the Mullaghcarn, Glengawna and Glenelly Formations. The Mullaghcarn Formation, which hosts the Curraghinalt deposit, consists of mixed semi-pelites, quartz semi-pelites and psammites. The Glengawna Formation comprises a mixed package of graphitic pelites, graphitic semi-pelites, chloritic semi-pelites and minor psammites. Furthest north is the Glenelly Formation, which is comprised of pelites, semi-pelites and quartz semi-pelites.

Mineralized vein structures at Curraghinalt represent composite veins that have been developed over time by four distinct periods of quartz injection and sulphide-rich hydrothermal fluids. Mineralized veins are best developed in the relatively brittle semi-pelites and psammites, rather than in the more ductile pelitic horizons. Barren quartz veins represent, for the most part, the first stage of quartz injection that was essentially barren in gold. These veins are generally quite narrow, typically occur generally in pelite units, and fill the available shear, thus effectively sealing the shear for later stage gold-bearing quartz injection.

The property was acquired initially, in 1983, by Ulster Minerals Limited (Ulster Minerals) which had been established as a wholly-owned subsidiary of Ennex International plc (Ennex). Ennex conducted exploration on the property between 1983 and 1999. Ennex sold its interest in Ulster Minerals to Nickelodeon Minerals Inc. (Nickelodeon) in January, 2000. In August, 2000, the name of Nickelodeon was changed to Strongbow Resources Inc. and, subsequently, to Strongbow Exploration Inc. (Strongbow).

In February, 2003, Tournigan entered into an option agreement with Strongbow to earn an interest of up to 100% in the Curraghinalt property, located within Prospecting Licence UM-11/96. At the same time, Tournigan entered into a similar option agreement with Strongbow in respect of the Tyrone project, located with Prospecting Licence UM-12/96. Tournigan established Dalradian Gold Limited (Dalradian) as a wholly-owned subsidiary through which it would earn its interests in the Curraghinalt (UM-11/96) and Tyrone (UM-12/96) properties. The UM-11/96 and UM-12/96 licences subsequently were converted to UM-1/02 and UM-2/02.

In the following year (February, 2004), Tournigan entered into a letter agreement with Strongbow for the outright purchase by Tournigan for all of the issued and outstanding shares of Ulster Minerals. The earlier option agreements were terminated and replaced by this letter agreement. A net smelter royalty of 2% held by Ennex was transferred to Minco plc. Full transfer of ownership in Ulster Minerals to Tournigan was completed in December, 2004.

Very little is known about the exploration history on the property or the history of gold exploration in the area prior to the work of Ennex in 1983. Gold was recognized in the gravels of the Moyola River as early as 1652 and, in the 1930s, an English company reported plans for alluvial gold mining in a prospectus but very little work appears to have occurred.

On account of the advanced stage of historical exploration completed by the previous operators of the Curraghinalt property, Tournigan moved directly to infill and deeper drilling and did not undertake any significant mapping, surface sampling or additional detailed geochemical surveys. Some geophysical surveys have been carried out on a regional scale to delineate drill targets along strike.

Tournigan has compiled an extensive database of available historical exploration information and data and incorporated it into its current exploration programs.

In order to conduct the present mineral resource estimate, the mineralized area was divided into different zones with statistical analysis carried out separately on all zones. The resource has been classified following the standards and definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The mineral resource has been reported at an economic cut-off grade of 6 grams per tonne gold (g/t Au) over a minimum thickness of 1 metre (m) and is presented in Table 1.1.

Table 1.1
Classified Mineral Resource Estimate for the Curraghinalt Deposit at 6 g/t Gold and 1-m Minimum Mining Width
(Following CIM Guidelines)

Indicated Resource (>1 m Thickness)				Inferred Resource (>1 m Thickness)			
Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Gold	
		Tonnes	Million Ounces			Tonnes	Million Ounces
0.57	13.95	7.89	0.25	0.64	17.15	10.90	0.35

The mineral resource estimate is based on exploration data as of August 15, 2007.

The stated mineral resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, unless stated in this report, to the best knowledge of the author. There are no known mining, metallurgical, infrastructure or other factors that materially affect this mineral resource estimate.

The mineral resource estimate by Dibya Kanti Mukhopadhyay is compliant with the current standards and definitions required under NI 43-101 and is, therefore, reportable as a mineral resource by Tournigan. However, the reader should be cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

There is potential for the conversion of mineral resources from the Inferred and Indicated categories to Indicated and Measured categories at Curraghinalt. Within the present resource estimate, only the major vein systems have mineral resources classified as Indicated.

Relatively little close-spaced drilling has been undertaken on the property and it is Micon's opinion that there are many sub-veins which have good potential to be brought into the Indicated resource category, as evidenced by the Tournigan drilling and structural evaluation by Coller (2007).

The above mineral resource has been estimated only for the central part of the Curraghinalt deposit. There are sufficient indications, based on preliminary mapping and geochemical sampling, for exploration potential in either direction from the deposit and there is good potential that some of the veins identified in the present study may contribute to future resources. Tournigan's recent deep drilling has indicated significant potential down dip and at depth. The regional geochemical map clearly indicates that there are parallel trends of mineralization in conformity with the Curraghinalt trend.

Tournigan's proposed exploration work for 2008 includes a 10-month program of detailed drilling, on 50-m centres, with the objective of increasing the tonnage in the Indicated resource category. A 23-week metallurgical testwork program is also planned, with the results to be utilized in a preliminary economic assessment of the Curraghinalt property that Tournigan intends to initiate as soon as possible. A mineralogical study of the major individual veins has been initiated since Micon's site visit in August, 2007.

The total estimated cost of the 2008 work program is Cdn$4.317 million.

The principal exploration objective of the Curraghinalt project is to determine the overall potential of the area. Micon recommends the following work items:

- A reconnaissance drill program to cover the entire Curraghinalt area. This would assist in the definition of further target areas of immediate importance.

- A regional-scale reconnaissance program in order to confirm the extent of the previously identified mineral occurrences.

- Systematic photography of drill core as part of the logging procedure.

- Collection of comprehensive specific gravity data in order to better define the relationships between the estimated tonnages of the mineralized material within the individual veins to grade and mineralogy.

- A program of metallurgical testwork that builds upon the results of historical testwork programs.

The Curraghinalt project may be regarded as a mid-stage exploration project on which a reasonably-sized mineral resource of gold has been estimated. The data and observations provided in this report support the concepts outlined by Tournigan for further exploration. Micon recommends that Tournigan initiates work on a preliminary economic assessment of the project.

2.0   INTRODUCTION AND TERMS OF REFERENCE

Tournigan Gold Corporation (Tournigan) has retained Micon International Limited (Micon) to prepare a mineral resource estimate and an independent Technical Report compliant with the reporting standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) for the Curraghinalt gold property in Northern Ireland. A previous estimate of mineral resources was prepared by John V. Tully & Associates Inc. (Tully) on behalf of Tournigan. The independent Technical Report for this estimate is dated January 27, 2005 and was filed on SEDAR on March 24, 2005 (Tully (2005)). Since the completion of Tully's mineral resource estimate, Tournigan has undertaken further exploration work on the Curraghinalt property. Micon's estimate of mineral resources for the Curraghinalt property takes account of the previous exploration work and, in particular, the drilling of 20 holes completed by Tournigan since the beginning of 2005.

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by Peatfield (2003), Tully (2005), Williams (2007), Coller (2007) and in various government and other publications listed in Section 21 of this report. The relevant sections of those reports are reproduced herein.

The Curraghinalt property was visited by Dibya Kanti Mukhopadhyay, Senior Mineral Resource Geologist with Micon, based in the firm's office in Norwich, United Kingdom, between August 10 and 12, 2007. Discussions were held with Joe Ringwald, Vice President, Technical Services, Ravi Sharma, Consulting Manager, Resource and Reserve with Tournigan and with representatives of Aurum Exploration Services Ltd. (Aurum Exploration) which provides local project management services on behalf of Tournigan.

The visit to the Curraghinalt site included field inspection, inspection of three major veins observed in the underground adit on the property, inspection of drill core and discussion of sampling and assay procedures, quality assurance/quality control (QA/QC) procedures and data security.

Mr. Mukhopadhyay, MAusIMM, is a Qualified Person (QP) under NI 43-101.

The present report and mineral resource estimate is based on exploration results as of August 15, 2007.

2.1   ACKNOWLEDGEMENTS

Micon acknowledges and appreciates the input of employees and representatives of the firms noted above in providing information for this report.

2.2   UNITS OF MEASURE AND ABBREVIATIONS

Unless otherwise indicated, the metric system of measure has been used throughout this report. Currency values are in Canadian dollars (Cdn$), unless otherwise noted. A list of abbreviations used in this report is provided in Table 2.1.

Table 2.1
List of Abbreviations

Description	Abbreviation
Atomic absorption	AA
Aurum Exploration Services Ltd.	Aurum Exploration
Canadian Dollars	Cdn$
Canadian National Instrument 43-101	NI 43-101
CDN Resource Laboratories Limited	CDN Resource
Centimetre(s)	cm
Crown Estates Commissioners	CEC
Dalradian Gold Ltd.	Dalradian Gold
Degree(s)	°
Degrees Centigrade/Celsius	°C
Department of Enterprise, Trade and Investment	DETI
Ennex International plc	Ennex
Foot/feet	ft
Fire Assay	FA
Geological Survey of Northern Ireland	GSNI
Gold	Au
Gram(s)	g
Gram-metres per tonne, metres x grams per tonne	gm/t
Grams per tonne	g/t
Inch(es)	in
Iron	Fe
John V. Tully & Associates Inc.	Tully & Associates, Tully
Kilometre(s)	km
Lead	Pb
Methyl isobutyl ketone	MIBK
Metre(s)	m
Micon International Limited	Micon
Micron(s)	μ
Nickelodeon Minerals Inc.	Nickelodeon
OMAC Laboratories	OMAC
Ounce(s)/Troy ounce(s)	oz
Parts per billion	ppb
Parts per million	ppm
Percent	%
Qualified Person(s)	QP(s)
Quality Assurance/Quality Control	QA/QC
Reduced Level	RL
Rock quality designation	RQD
Silver	Ag
Specific gravity	SG
Square kilometres	km^2
Strongbow Exploration Inc.	Strongbow
Tonnes per cubic metre	t/m^3
Tournigan Gold Corporation	Tournigan
Ulster Minerals Limited	Ulster Minerals
Very low frequency	VLF

3.0   RELIANCE ON OTHER EXPERTS

John Tully of John V. Tully & Associates Inc. was retained by Tournigan to prepare a Technical Report on the Curraghinalt property. Tully's report, entitled Technical Review Report on the Curraghinalt Gold Property, Exploration License UM-1/02 (UM-11/96), County Tyrone, Northern Ireland, is dated January 27, 2005, and was filed on SEDAR on March 24, 2005. Micon has drawn upon Tully's report in preparing certain sections of the present report. Based on the site visit of Mr. Mukhopadhyay and his discussions with representatives of Tournigan and Aurum Exploration, Micon believes that the material drawn from Tully's report is factually correct.

Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling or assaying of material from the Curraghinalt property.

While exercising all reasonable diligence in checking and confirming it, in the preparation of this report Micon has relied upon data provided by Tournigan, Dalradian Gold Ltd. (Dalradian Gold), a subsidiary of Tournigan, and Aurum Exploration, and upon data in the public domain. Micon has not independently verified the statements and data contained in historical reports or assay information provided to Micon.

The status of the licences under which Tournigan holds title to the Curraghinalt property has not been investigated by Micon and Micon offers no opinion as to the validity of the title claimed by Tournigan. A legal review of agreements and mineral title pertaining to the project is beyond Micon's scope of work and Micon expresses no legal opinion herein. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The existing environmental conditions, potential liabilities and remediation measures have been discussed in this report as required by NI 43-101. It should be noted, however, that these statements are provided for information purposes only and Micon offers no opinion in this regard.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Curraghinalt property is located in County Tyrone, Northern Ireland, approximately 127 km west of Belfast and 15 km northeast of Omagh. See Figure 4.1.

The property comprises two adjoining Mineral Prospecting Licences UM-1/02 and UM-2/02, which cover an area of 322 km^2. (The licences are also referred to as UM-1 and UM-2). The approximate centre of the licences is located at latitude 54°41’24” north and longitude 7°04’09” west. Licences TG-04/03 and TG-03/03 lie to the north and northwest of UM-1/02 and are also held by Tournigan.

Figure 4.1
General Location Map


200000 mE
250000 mE
300000 mE
350000 mE
450000 mN
400000 mN
350000 mN
Belfast
Galway
Dublin
Cork
DONEGAL
DERRY
ANTRIM
TYRONE
FERMANAGH
ARMAGH
DOWN
Coleraine
Londonderry
Ballymena
Strabane
Antrim
Belfast
Omagh
TG-04
TG-03
UM-1
UM-2
Lurgan
Portadown
Enniskillen
Armagh
Banbridge
Newry
DALRADIAN GOLD LTD
Curraghinalt (UM1/02), Mountfield (UM2/02) Permits, TG-3 & TG-4 Location Map
AURUM
EXPLORATION LTD

Map provided by Tournigan.

Licences UM-1/02 and UM-2/02 are held by Ulster Minerals, wholly-owned subsidiary of Tournigan through Dalradian Gold, the wholly-owned subsidiary registered in Northern Ireland.

Tournigan uses the Irish Transverse Mercator system. The Curraghinalt property is located at approximately 25700 mE and 38600 mN.

The mineral resource estimate presented in this report is located principally in Licence UM-1/02.

Licence UM-1/02 was issued as UM-11/96 to Ulster Minerals in 1996. The present licence has been issued for a term which totals six years starting on January 1, 2002. As shown in Table 4.1, the first two-year extension commenced on January 2, 2004 and the second two-year extension commenced on January 2, 2006. The full six-year period ends on January 1, 2008 and the licence is eligible for renewal for a further six years.

A net smelter royalty of 2% is payable to Minco plc in respect of UM-1/02.

Licence UM-2/06 was issued as UM 12/96 to Ulster Minerals in 1996. As for Licence UM-1/02, the present licence has been issued for a term which totals six years starting on January 1, 2002. As shown in Table 4.1, the first two-year extension commenced on January 2, 2004 and the second two-year extension commenced on January 2, 2006. The full six-year period ends on January 1, 2008 and the licence is eligible for renewal for a further six years.

The Curraghinalt property was acquired by Tournigan in April, 2004 through the issue of 5 million shares of Tournigan to Strongbow Exploration Inc., (Strongbow) the vendor, in order to acquire Ulster Minerals which held the original Prospecting Licences, UM-11/96 and UM-12/96, that were issued to Ulster Minerals in 1996. The licences were renewed in 2002 and the present licence numbers were issued.

A licence map, showing the boundaries of UM-1/02 and UM-2/02 has been issued by the Government of Northern Ireland, Department of Enterprise, Trade and Investment (DETI) and The Crown Estates Commissioners (CEC). DETI utilizes the Irish National Grid system of easting and northing which is then used for reference.

Mineral rights are held under Licence Agreements with the DETI for base metals and the Crown Estate Commissioners (CEC) for precious metals.

Table 4.1
Licence Details

Licencee	Location	Licence No.	Area (km^2)	Minerals	Date Commenced	Renewed	Expiry
Ulster Minerals Ltd.	Curraghinalt	UM-1/02	175	All[1]	January 1, 2002	January 2, 2004; January 2, 2006	January 1, 2008
Ulster Minerals Ltd.	Mountfield	UM-2/02	147	All[1]	January 1, 2002	January 2, 2004; January 2, 2006	January 1, 2008

[1] Concurrent licences from DETI and CEC.

Table 4.2 lists the annual expenditures made on each of the two licences since 2002.

Table 4.2
Licence Expenditures

Licence Number	From (month/year)	To (month/year)	Expenditure
UM1-/02			
Renewed 6 years	2/1/02	2/1/03	£130,000
	2/1/03	2/1/04	£150,000
First extension	2/1/04	2/1/05	£180,000
	2/1/05	2/1/06	£225,000
Second extension	2/1/06	2/1/07	£525,000
	2/1/07	2/1/08	Not allocated
Renew further 6 years	2/1/08	2/1/09	Not allocated
	2/1/09	2/1/10	Not allocated
UM-2/02			
Renewed 6 years	2/1/02	2/1/03	£30,000
	2/1/03	2/1/04	£60,000
First extension	2/1/04	2/1/05	£75,000
	2/1/05	2/1/06	£100,000
Second extension	2/1/06	2/1/07	£275,000
	2/1/07	2/1/08	Not allocated
Renew further 6 years	2/1/08	2/1/09	Not allocated
	2/1/09	2/1/10	Not allocated

Tournigan provides two-year renewal reports in support of its licences, usually around March of each year, following the renewal of the licences. Licences UM-1/02 and UM-2/02 were renewed 2006. The next renewal reports will be due between December, 2007 and March, 2008. Micon was informed during its site visit that Tournigan's report for 2008 will be in support of the six-year renewal.

The Mineral Development Act (Northern Ireland) 1969 (the 1969 Act) enables the DETI to grant prospecting licences and mining licences for exploration and development of minerals. As noted above, the CEC is responsible for licencing for precious metal exploration. The DETI notes:

> "Prospecting licences for precious metals are issued by the Crown Estate Commissioners (CEC) and companies wishing to explore for precious metals should apply simultaneously to the CEC and the Department for licences. Once the Department issues its licence, CEC will normally issue a concurrent licence for a conterminous area." (DETI, Minerals and Petroleum Exploration and Development in Northern Ireland 1997-2000).

Prospecting licences are generally granted for an initial period of two years and two extensions, each of two years' duration may be provided. Licencees are required to give up to four weeks notice of their intention to enter land to carry out work and must seek the agreement of landowners before entering their property. Compensation is payable to the landowner for any damage caused during exploration.

The DETI is required to consult with other departments and with public bodies concerning its intention to issue a licence and is also required to place notices in the Belfast Gazette and at least one local newspaper. This is primarily to allow the owners of surface land within the area under application the opportunity to make their views known.

The DETI notes that a draft licence and a 'letter of offer' are provided to applicants once all comments have been considered. The letter of offer may contain a number of conditions although DETI notes that, at the prospecting stage, it is usually sufficient for the applicant to inform all listed contacts of its plans and progress. When the conditions set out in the letter of offer are accepted and the terms of the draft licence agreed, the licence is executed by the DETI and the company.

The DETI states that planning permission is not required for early stage exploration although the Planning Service of the Department of the Environment "should be kept informed of the nature and scale of the company's activities."

In February, 2007, Tournigan reported that it had renegotiated the purchase and sale agreement related to Ulster Minerals. Tournigan issued 500,000 common shares to Strongbow as consideration to terminate its remaining contingent common share and income tax benefit obligations to Strongbow.

4.1   LOCATION OF MINERALIZED ZONES

Exploration has identified the Curraghinalt vein system. An adit was developed by Ennex between 1987 and 1989. The locations of the mineralized zones, the portal and adit are shown on Figure 4.2.

4.2   PERMITS

As noted above, licence holders are required to give up to four weeks notice of their intention to enter land to carry out work and must seek the agreement of landowners before entering their property. Compensation is payable to the landowner for any damage caused during exploration. While planning permission is not required for early stage exploration, the Planning Service of the Department of the Environment "should be kept informed of the nature and scale of the company's activities."

Tournigan reports that it has agreements with three landowners to provide ongoing access rights for a period of three years. The current agreements cover the calendar years 2007, 2008 and 2009.



Figure 4.2
Locations of Principal Veins and Adit, UM-1/02



NORTH
KEENAN
PORTAL & ADIT
ROAD
SHEEP DIP
No1 H/W
T17 H/W
KILN SHEAR
ATTAGH BURN
T11
NO1
106-16
BEND
CROWS FOOT
CROWS FOOT SHEAR
SOUTH
Figure 8.3.1
DALRADIAN GOLD LTD
AURUM
EXPLORATION LTD

Map provided by Tournigan.

4.3 ENVIRONMENTAL CONSIDERATIONS

Micon has not undertaken a review of potential environmental concerns or liabilities at the Curraghinalt property.

At the time of Micon's site visit in August, 2007, drilling was the only activity being carried out.

Water flow and returns are channeled from the drill collar using 5-inch drainpipes. The water and returns are directed into large sediment settling drums positioned close to a ditch or hedge. Water then flows from the drums to a channel lined with straw to catch finer sediment. The water then enters the natural water-course. The drums and straw are regularly emptied/changed (with straw removed in bags). The use of flocculent is strictly limited to periods of difficult drilling.

Tully (2005) refers to, and quotes the following, from a report prepared by Peatfield (2003):

> "One specific subject of interest is that the Owenkillew River has been designated by the Government of Northern Ireland as an Area of Special Scientific Interest. ("ASSI"). The Owenkillew River drains that part of the property containing the Curraghinalt gold deposit via the Curraghinalt and Attagh Burn streams and the Glenlark River. Lyons et al. (2001) reviewed the various reports regarding this designation and field studies related to it. The

purpose of their work was to decide whether or not it would be reasonable to challenge the ASSI designation; their conclusion was that a challenge was not justified.

… The principal concerns appear to be:

The presence (JNCC 2003) of the Freshwater Pearl Mussel (Margaritifera margaritifera),

The presence (JNCC 2003) of the River Otter Lutra lutra, and

The presence (Preston et al. 2001) of the River Water-crowfoot [an aquatic flowering plant] Ranunculus penicillatus var. penicillatus.

These species are all of some special concern in the United Kingdom. On the Tyrone property, they are all restricted to the river and its immediate environs. It would appear that the most critical is the pearl mussel, which is found in three sites well upstream from the confluence of the Glenlark and incidentally of the Curraghinalt deposit."

The above is provided for background information purposes only.



5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Curraghinalt property is via a number of highways and local roads. These include the Killyclogher Road which runs northeast from Omagh and the Strabane Road (B48) which runs northwest from Omagh to Strabane. Private roads and farm tracks provide access within the property.

Climate conditions are temperate. The average annual temperature is $9^{o}C$, and varies between $4.1^{o}C$ and $14.7^{o}C$. Annual precipitation is 852 mm, the majority of which falls in the winter months between September and January (average >80 mm per month). Snowfall is restricted to elevations above 550 m above sea level and occurs on 10 days or less per year. Exploration activities can generally be conducted year-round.

The town of Omagh (population approximately 17,000) provides lodging and local labour, as do smaller local villages. Belfast is the capital city of Northern Ireland and supports a population of approximately 300,000. The principal economic activities in the area of the licences are sheep farming and, to a lesser extent, the raising of beef cattle.

The principal power sub-station is located at Plumbridge, approximately 9 km north of Omagh. Local water resources are abundant.

Topography is rolling hills and broad valleys. See Figure 5.1. Glacial deposits and peat cover much of the area resulting in mixed forest and heathlands, as well as farmland. Relief ranges between around 100 m above sea level in the major river valleys to some 550 m above sea level.

Figure 5.1
General View of the Curraghinalt Property Looking South



6.0 HISTORY

The property was acquired initially by Ulster Minerals in 1983 and which had been established as a wholly-owned subsidiary of Ennex. Ennex conducted exploration on the property between 1983 and 1999. Ennex sold its interest in Ulster to Nickelodeon in January, 2000. In August, 2000, the name of Nickelodeon was changed to Strongbow Resources Inc., and subsequently to Strongbow Exploration Inc. (Strongbow).

In February, 2003, Tournigan entered into an option agreement with Strongbow to earn an interest of up to 100% in the Curraghinalt property, located within Prospecting Licence UM-11/96. Terms included staged exploration expenditures of Cdn$4.0 million over a period of seven years and the delivery of a bankable feasibility study, and issuing shares to Strongbow based on 90 day trading average. At the same time, Tournigan entered into a similar option agreement with Strongbow in respect of the Tyrone project, located within Prospecting Licence UM-12/96. Tournigan established Dalradian Gold as a wholly-owned subsidiary through which it would earn its interests in the Curraghinalt (UM-11/96) and Tyrone (UM-12/96) properties.

In the following year (February, 2004), Tournigan entered into a letter agreement with Strongbow for the outright purchase by Tournigan for all of the issued and outstanding shares of Ulster Minerals. The earlier option agreements were terminated and replaced by the letter agreement. A net smelter royalty of 2% held by Ennex was transferred to Minco plc. Full transfer of ownership in Ulster Minerals to Tournigan was completed in December, 2004.

Details of the current licences, UM-1/02 and UM-2/02 are provided in Section 4.0, above.

The exploration history on the property is described by Tully (2005) who noted that very little is known of the history of gold exploration in the area prior to 1983. Gold was recognized in the gravels of the Moyola River in 1652 and in the 1930s, an English company reported plans for alluvial gold mining in a prospectus.

Tully (2005) noted:

> "During the period 1971 to 1974 Rio Tinto Finance and Exploration ("Riofinex") carried out an exploration program consisting of geological mapping and geophysical and geochemical surveys, searching for "porphyry copper" deposits in the Mid-Ordovician Tyrone Volcanic belt of rocks. This work was focused in an area located immediately to the south of the Curraghinalt deposit on Exploration License UM 2/02. The work was followed up with drilling of 6 diamond drill holes in the Cashel (Formil) area. The best intersections were 131 feet grading 0.17% Cu in drill hole H2, and 151 feet grading 0.12% Cu in hole H4. Riofinex ceased exploration work in the area in 1974.
>
> Clifford et al. (1990) noted that during the mid 1970's, the Geological Survey of Northern Ireland (GSNI) reported on basic geological and geochemical studies that it had conducted in the area which confirmed the presence of gold in stream gravels over a wide area. These

reports also recorded anomalous values in stream sediments of elements that are commonly associated with gold.

On the basis of the above data, Ennex applied for a License in the area in 1980. This license was granted in 1981 and from that date to 1997 Ennex carried out an extensive exploration program consisting of geological mapping, prospecting, geochemical and geophysical surveys and diamond drilling in both the Tyrone Volcanic Group and the Dalradian Metasediments located immediately to the north.

During 1987 Ennex drilled 25 holes in the Cashel Rock gold deposit (located approximately 4-km southwest of Formil) which was discovered by deep overburden geochemistry, geophysics and trenching. Gold mineralization is located in silicified rhyolite and is generally conformable to the general northwest trending dip of the rhyolite flows. In general long intercepts of very low anomalous gold values were intersected (up to 145m grading 394 ppb Au), with some shorter better grade zones (5.45m @ 4.3 g/t Au, 6.9m @ 1.3 g/t Au and 3.63m @ 30.6 g/t Au).

In addition, Ennex drilled 11 reconnaissance holes in the Tyrone Volcanic rocks and in the Dalradian strata. Some of these holes returned anomalous base or precious metal assays, but no definite deposits were intersected.

In addition to the base metal exploration programs carried out by Ennex on the Tyrone Volcanic Group of rocks, they focused on developing and exploring the Curraghinalt deposit, which was discovered in 1983. During the period 1983-1997, Ennex completed 4 major drilling programs to explore the Curraghinalt deposit."

Four phases of exploration between 1983 and 1997 are summarized as follows:

Phase 1 (1983-July, 1987):
Detailed prospecting, geochemistry and geophysics.
68 trenches (2,856 m) and 63 diamond drill holes (6,387 m).

Phase 2 (August, 1987-March, 1989):
Underground development program including development of an adit (412 m), lateral drifting (225 m) and raising (60 m). Lateral development utilized a Dosco SL 120 road header.

Phase 3 (May, 1995-March, 1996):
Detailed and reconnaissance drilling to test previously inadequately drilled veins.
Reconnaissance drilling of veins to the southwest of previously-drilled areas.
Total 59 holes (4,980 m).

Phase 4 (June, 1996-May, 1997):
Infill drilling on 25- to 30-m centres in the main vein areas.
Drilling of 50 holes (5,400 m).

The locations of drilling and trenching carried out by Ennex are shown in Figures 6.1 and 6.2.

Figure 6.1
Ennex Drilling at Curraghinalt



Map provided by Tournigan.

Figure 6.2
Ennex Trenching at Curraghinalt



Map provided by Tournigan.

17

Between 1997, when Ennex transferred its interest to Nickelodeon, and late-2002, when the agreement was signed between Strongbow and Tournigan, little work was done on the property.

6.1   HISTORICAL MINERAL RESOURCE ESTIMATE

In May, 1997, a polygonal resource estimate was prepared on behalf of Ennex by CSA. (See CSA (1997)). The estimate was prepared on a minimum mining width of 1.25 m and a cut-off grade of 6 g/t Au. The estimate, referred to as a "polygonal resource calculation" is summarized below in Table 6.1. It is an historical estimate and is provided for information purposes only. It predates, and is not compliant with, NI 43-101.

Table 6.1
Summary of Polygonal Mineral Resource Estimate, 1997

Vein	Tonnes	Grade (g/t Au)
Sheep Dip	21,257	15.68
T17HW	65,676	17.24
T17C	48,788	16.09
No. 1	116,483	17.39
T11F	38,144	13.21
106-16	97,962	21.61
ABB	79,787	13.03
Total	**468,097**	**16.96**

6.2   HISTORICAL PRODUCTION

Micon is not aware of any historical mineral production from the Curraghinalt property.

7.0 GEOLOGICAL SETTING

The geological setting of the Curraghinalt deposit is described by Tully (2005), as follows:

"The geological history of the project area and the immediate surrounding area is related to the closing of the Iapetus Ocean in Ordovician time. This major geological event involved the following events:

Obduction of oceanic crust from the southeast over older (pre-Caledonian) metamorphic rocks of the so-called "Central Inlier" (Hutton 1993; Earls et al. 1996);

Building of a volcanic arc with several volcanic cycles in middle Ordovician time;

Emplacement of tonalitic intrusive rocks within the arc; and

Finally overthrusting of older Dalradian (Proterozoic and possibly lower Paleozoic) clastic meta-sedimentary rocks from the north-east.

Rocks of the Central Inlier consist of various metamorphic rocks probably derived from a mixed volcanic and sedimentary sequence that were metamorphosed as early as 640 million years ago. These rocks were subsequently later altered by thermal metamorphism related to the intrusion of a major tonalite body about 460 million years ago during middle Ordovician time.

The Oceanic rocks which occur on both sides of the Central Inlier, and to the south of the Tyrone Volcanic Group, form what is known as the Tyrone Ophiolite within the Tyrone Igneous Complex, and are dominated by gabbros and basic dykes. The age of these rocks is believed to be about 472 million years (Hutton 1993).

The volcanic arc package of rocks, the so-called Tyrone Volcanic Group is considered to be middle Ordovician in age and forms part of the Tyrone Igneous Complex. The upper part of the volcanics is comprised of bimodal sequences of basaltic and andesite to rhyolitic submarine and subaerial lavas, volcanoclastics with chert horizons and intercalations of graptolitic shales. These lithologies are preceded by submarine basaltic andesite pillow lavas and associated intrusives.

A series of porphyry bodies and a series of calc-alkaline granitic intrusions intrude the volcano-sedimentary sequence. The history of these units began with the northwest-directed obduction of the ophiolite, with its related overlying arc, onto an offshore Proterozoic continental fragment (the Tyrone Central Inlier). During the later stages of this obduction, and before the arc had become inactive, these amalgamated units collided with and were overridden by the Dalradian rocks of the continental margin, causing the c.470 Ma Caledonian orogeny in this area. (Alsop and Hutton, 1993a).

The rocks thrust over the Tyrone Volcanic Group by the Omagh Thrust form part of the Dalradian Supergroup. The Dalradian rocks consist of a metamorphosed clastic sedimentary package of biotite to garnet grade semi-pelites, (siltstone) psammites (impure sandstone) and chloritic-sericitic pelites (shale). The younger Dalradian Supergroup clastic sediments of the

Grampian terrane accumulated in passive-margin rift basins between c.800 Ma and the Early Cambrian during the breakup of the Late Precambrian supercontinent Rodinia, and the formation of the Iapetus Ocean. The Glengawna Formation contains a distinctive graphitic pelite horizon that hosts the Glenlark gold and base metal occurrence. The Curraghinalt deposit occurs in the Mullaghcarn Formation that is comprised of fine grained clastic meta-sedimentary rocks (psammite, semi-pelite and chlorite-rich pelite).

There are many similarities between the Tyrone Volcanic Group rocks and the rocks of the Appalachian Mountains, Atlantic Canada, Ireland, Scotland and Scandinavia. The rocks in these areas were part of the continuous Appalachian-Caledonian Orogen, prior to the opening of the Atlantic Ocean basin in middle Mesozoic time. It is postulated that the Bathurst, New Brunswick area rocks (Tetagouch Group) are correlative with rocks in southern Ireland (Avoca, in County Wicklow), whereas the Tyrone area Ordovician rocks are more closely related to those at Buchans, Newfoundland. Similarly, it is postulated that late Proterozoic and early to late Cambrian sediments present on the Great Northern and Baie Verte peninsulas of Newfoundland are analogous to that of the Dalradian in Northern Ireland."

Figure 7.1 shows the regional geology of Northern Ireland.

Figure 7.1
Regional Geology of Northern Ireland



Map provided by Tournigan.

7.1   PROPERTY GEOLOGY

Figure 7.2 shows the geology of the area covered by the UM-1/02 and UM-2/02 licences and the location of the Curraghinalt deposit in UM-1/02.

Figure 7.2
Local Geology in the Area of Curraghinalt


Permit Geology & Target Areas
Permits UM-1, UM-2,
Base geology after Strongbow
N
Curraghinalt
OMAGH THRUST
DALRADIAN COMPLEX (relatively older)
TYRONE VOLCANIC COMPLEX (relatively younger)
TYRONE PLUTONIC COMPLEX
5km
DALRADIAN GOLD LIMITED
AURUM

Map provided by Tournigan.

Tully (2005) describes the geology of the Curraghinalt deposit as follows:

7.1.1 Stratigraphy

"The Curraghinalt deposit is located 3-km to the north of the northeast-southwest striking Omagh Thrust Fault. This major fault has thrust Dalradian Supergroup rocks from the northwest over Tyrone Volcanic Group rocks located to the south. The Dalradian metasediments on the northern side of the thrust strike NE-SW and dip to the northwest. The lithologies are interpreted to lie on the lower limb of a gently to moderately northwest dipping southeast upward-facing, major recumbent overturned tight isoclinal fold. This fold is referred to as either the Sperrins Overfold or the Sperrins Nappe.

The Dalradian stratigraphy in the license area is inverted, occupying the lower limb of the overturned Sperrin Nappe. The Dalradian Formations present in the area from the southeast (at the Omagh Thrust) to the northwest are, from the youngest to the oldest, the Mullaghcarn, Glengawna and Glenelly Formations. The Mullaghcarn Formation, which hosts the Curraghinalt deposit, consists of mixed semi-pelites, quartz semi-pelites and psammites. The Glengawna Formation comprises a mixed package of graphitic pelites, graphitic semi-pelites, chloritic semi-pelites and minor psammites. Furthest north is the Glenelly Formation, which is comprised of pelites, semi-pelites and quartz semi-pelites."

7.1.2 Structure

"The structures in the immediate area of the Curraghinalt area have been described in detail by M. Boland (1997) and are summarized as follows:

The Curraghinalt deposit consists of a WNW trending vein swarm. The veins are controlled by a series of high-angled, east-west trending shears that are interpreted to represent hangingwall accommodation structures caused by a ramp in the footwall of the Omagh Thrust. (Earls and al. 1996 [sic]). These structures are expressed geophysically as strong fraser filtered VLF-EM linears. The shears are vertical to northerly steep dipping structures, which dextrally offset the veins.

The veins are also offset sinisterly [sic] by ENE to NNE trending normal faults that dip to the NW and with general displacements of approximately 10 metres. Low angle, north-dipping thrust faults are also evident in the main access adit."

Aurum Exploration, on behalf of Tournigan, retained Dave Coller, P.Geo., Euro.Geol., a structural economic geological consultant, to prepare an initial review of the Curraghinalt vein system. See Coller (2007). Coller concluded:

"An overall model is suggested for a shallow east plunging system with steep west pitching ore shoots. The implication is that the SE Extension represents a higher structural level in the system than the Central Resource area such that similar grade and thickness veins are predicted at moderate depths below the SE Extension."

See Figure 7.3 for the relative locations of the Central Resource Area and Southeast Extension, and the relative locations of the principal identified mineralized veins on level 170.

Figure 7.3
Plan of Curraghinalt Vein System on Level 170



Grid axes shown in metres.
Coller (2007).

Coller undertook a detailed interpretation of the vein geometry for two levels in the Central Resource Area, level 170 and level 220, which are 170 m and 220 m above sea level, respectively.

Coller also provided an interpretation for the entire system on level 170.

Coller tabulated the types of veins and their characteristics by means of the definitions in Table 7.1.

Table 7.1
Defintions for Geometry of the Vein System

Type	Characteristic	Representation	Comments
Vein complex	Series of veins which probably all link in 3D, with one main vein or several en echelon high grade veins and many branches	Envelope encompassing all the vein branches	Previously defined as single veins. Several vein zones and linked branches are potentially economic
Vein zone	Large single or closely spaced branching veins regarded as a single vein	Width of zone containing veins defined as one vein with average grade as on drill sections	In detail internal vein segments and associated veinlets have separate Au assays but would be mined as a single vein
Vein branch	Veins branch connections between veins zones within a vein complex [sic]	Separate veins in drill sections	Larger branches often high grade and may be mined by linkage to main vein zone
Other veins	Major veins which may link or occur between vein complexes	Separate significant vein zones not named	Could be defined as separate vein complexes with more drilling

7.1.2.1   Central Resource Area

For the Central Resource Area Coller noted:

> "Most of the large high grade veins in the Central Resource Area are relatively distinct vein zones, with a few simple high grade branches and sometimes en echelon segments. The No 1 Vein Complex is more complex and develops multiple branches in the eastern part of the Central Resource Area.
>
> 1.   Grade is very variable within each of the vein complexes but is consistently over 5 gpt for almost all the complexes and branches (on both compiled levels …). The exception is the western part of T17 at the lower 220 level.
>
> 2.   Over the 300-350m strike length of the Central Resource Area, all of the vein complexes have three or more very high grade segments >25gpt [grams per tonne]. In the case of No 1 and 106-16 these segments are steep plunging (comparing levels) with a westerly pitch …. T17 has the thickest and most continuous high grade segment within which there are two very high grade segments of >50gpt.

3.   Most of the branches within the vein complexes are high grade and of significant thickness to be included in a resource. No 1 complex has two main branches at the lower level which may separate at the higher level.

4.   The main veins (and complexes) have varying dips to the north. The T17 has steep dipping segments of around 70 N although the eastern part of the vein dips more moderately at 55 N. The No 1 complex is generally moderately dipping between 40 and 50 N, whilst the average dip of most of the other veins is around 55-60 N."

7.1.2.2   SE Extension

"A 500m strike length of drilling has defined a high density of high-grade veins which are clearly continuations of the main Vein Complexes defined in the Central Resource Area … and which represent a significant Au resource. The main interpretation of the vein geometry showing the high grade distribution and probable linkage of the veins is taken from the 170 level. The other levels have less information but could be worked up for some parts of the SE [Extension].

1   The Vein No 1 and Vein 106-16 complexes develop as multi-branch systems with en echelon, but linked, thick high grade vein segments. ... These two vein complexes essentially merge on 170 level.

2.   The high grade segments (>11gpt) of all the vein complexes appears to continue as far east as the current drilling and hence is presumed to continue further.

3.   The principal vein T17 appears to be a very straight vein with three or four high grade segments, thickening to the east.

4.   The Crows Foot Vein complex in the southern part of the system appears now from the compilation to be an E-W vein system with multi-branches, several of high grade. This vein complex is parallel to the Kiln Shear. This may be a very significant vein complex which is untested."

7.1.2.3   Attagh Burn Vein Complex

"The Attagh Burn drilling west of the Central Resource Area is now interpreted as a wide complex of veins with the same WNW strike as those in the Central Resource Area. Within the complex there are 3-5 high grade parallel veins or branches. This complex of veins may be bounded to the south by a continuation of the Kiln Shear. However, displacements on the Kiln Shear do not appear to be very significant even in the Central Resource Area so the Attagh Burn veins may be present south of the shear."

7.1.2.4   Northern Area Veins

"Three significant high grade veins have been discovered in the Northern Area, immediately north of the Central Resource Area. These veins are not well drill tested although the Mullen Vein appears to have a strike-length of at least 700m and has three high grade segments and several branches similar to the main vein complexes. The Sheep Dip Vein has a significant high grade segment and at least one main branch and dips [at] around 75-85N than the other veins.

The Road Vein is essentially untested with one relatively deep level intersection in 04CT 26 of 1.2m @ 29gpt."

Coller concluded:

"The consistent geometry and pattern to all three of these features links both the vein branching, the thickness variations and the high grade shoots in a kinematic way that relates to the genesis of the system. The common westerly pitching vector to the system is almost certainly related to the syn-kinematic 'fault' control. At this stage the interpretation is consistent with a movement direction which is normal to the vein i.e. north block up dip to the west (compressional) as suggested by the geometry of the rolls in plan and consistent with the larger scale en echelon vein style and relay branching (above) which is left lateral".

8.0   DEPOSIT TYPES

Tully (2005) described the types of mineral deposits that have been identified on UM-1/02 and UM-2/02:

> "Orogenic structurally controlled, mesothermal gold-bearing quartz and quartz-sulphide veins in Dalradian clastic meta-sedimentary rocks – e.g. the Curraghinalt deposit.
>
> Possible stratabound and perhaps strataform semi-massive and massive bands of base metal (lead, zinc and pyrite) sulphides with significant gold values in fine grained Dalradian clastic meta-sedimentary strata – e.g. the Glenlark occurrence.
>
> "Porphyry"-style bodies in altered intermediate intrusive rocks within the Tyrone Volcanic Group. Sulphide veinlet stockworks contain pyrite and chalcopyrite, and some quartz veins host rare galena and sphalerite. Molybdenite occurs on shear surfaces – e.g. the Formil occurrence.
>
> Siliceous breccias with gold values and base metal sulphides in felsic units of the Tyrone Volcanic Group – e.g. the Cashel Rock occurrence."

The Curraghinalt deposit comprises a swarm of gold-bearing quartz veins within a meta-sedimentary sequence of pelites, semi-pelites and psammites. The veins range from a few centimetres wide to over three metres wide and are aligned along a west-northwest trend. Average width is approximately 1.2 m. Strike length ranges between 100 m and 500 m. The veins dip between 60° and 75° to the north and depth has been traced to approximately 160 m down-dip.

As noted above, the structure is related to high-angle, east-west trending shears related to the Omagh Thrust.

9.0   MINERALIZATION

The mineralization at Curraghinalt is described by Tully (2005) as follows:

"Mineralogically the veins are composed of quartz with carbonate on late cross veins. Pyrite and chalcopyrite are the dominant sulphides with accessory tennantite and tetrahedrite plus rare arsenopyrite, galena and molybdenite. Three styles of sulphide mineralization are evident at Curraghinalt; (i) euhedral pyrite crystals with chalcopyrite occur in white quartz, filling vugs or along micro-fractures, (ii) grey pyritic quartz forms the matrix to brecciated white quartz, and (iii) massive pyrite.

The variations in the sulphide content are dependent on the volume of space created by movements on the E-W shears. The massive sulphide mineralization present at the eastern end of the T17HW drift [Ennex underground exploration program] is due to its position adjacent to the Kiln Shear. On the No. 1 Vein, drill holes 106-16, 90-12, 90-14 and 90-43 exhibit increased mineralization close to the Kiln Shear. Zones of grey pyritic quartz breccia commonly occur along the hangingwall contact of the veins. This is evident in the No. 1 drift. The veins have sharp margins with no mineralization in the country rock. Sericitization and minor chloritization occurs in the hangingwall and footwall of some of the veins, but it is not consistently present."

The gold at Curraghinalt occurs in several forms:

- As electrum, with gold varying from 38 to 98 atomic percent.
- As gold-bearing tellurides, with up to 5.9 atomic percent gold.
- As trace substitutions within pyrite.

Four stages of quartz deposition (Q1 through Q4) were recognized, with gold mineralization associated with the second and fourth stages, as described by Tully (2005):

"Q1 represents the initial phase of vein formation and has an opaque, milky white appearance. No sulphides are present, and it is interpreted that the quartz precipitated from a metamorphic fluid at greenschist facies temperature.

Q2 is a re-activation phase of the vein system. This resulted in intense brecciation of the existing quartz (Q1), cementation by new quartz (Q2) and the development of significant porosity of the veins. Q2 is recognized by its grey, translucent appearance and its breccia cement texture. Textural relationships indicate that Q2 was synchronous with the main phase of sulphide mineralization. Fluid inclusion and staple isotope geochemical studies have indicated that Q2 was precipitated from a magmatic fluid or from a fluid with a significant magmatic component.

Q3 is limited in occurrence to the larger, most intensely mineralized veins. It can be recognized in hand specimens as coarse, transparent euhedral crystals. The Q3 fluid is interpreted to represent evolved surface-derived water.

Q4 is only common in the thickest mineralized veins. It occurs as cement to anhedral/brecciated aggregates of pyrite and as thin syntaxial overgrowths on euhedral crystals. Q4 is synchronous with the late generation of sulphide and electrum mineralization infilling fractures in pyrite. Studies indicate that Q4 was precipitated from basinal brine."

The following description of the vein system at Curraghinalt is reproduced from Tully (2005) who references Boland (1997).

"The quartz veins form a series of sub-parallel structures, which crosscut the Dalradian metasediments with a general strike of $090^o – 135^o$, and dip at $55^o – 77^o$ to the north. They bifurcate, splay, and pinch and swell along strike and down dip and vary in thickness from less than 5cm to greater than 2m. The veins are well developed in the semi-pelites and psammites but have poor continuity in the package of ductile pelites and chloritic semi-pelites.

The vein system has been traced for 1.9-km along strike by drilling and/or trenching. Most of the drilling to date has been concentrated in the western half of this 1.9-km strike length and has delineated 7 main vein structures as follows:

1 – T17HW
2 – T17C
3 – T11F
4 – No. 1
5 – 106-16
6 – Attagh Burn Bridge (ABB)
7 – Sheep Dip

The veins vary in strike length from 100m to 500m and have been tested to a maximum of 160m down dip by the bulk of the drilling to date. One drill hole, CT-26 [04-CT-26], intersected the veins at a much greater depth. (The intersection in the No. 1 vein was at approximately 400m below surface). In the eastern half of the deposit numerous other veins have been intersected in trenches and wide space drill holes, but substantial additional drilling is required before these veins can be correlated.

A brief description of the veins developed to date is as follows:

T17HW Vein – The vein is located on the northern side of the Kiln Shear, approximately 245m south of the Sheep Dip Vein. It intersects the E-W trending Kiln Shear at its SSE end where it is visible in the T17 drift. The vein strikes WNW and dips $60^o – 65^o$ to the north. It has been traced along strike for about 250m and has been intersected in 45 drill holes, and one underground hole, and developed by 200m of drift. Drilling has tested the vein to an elevation of 70m (160m below surface). The vein is well developed, with good continuity in the semi-pelitic lithologies, which were intersected in the initial 110m of the T17HW drift. The vein is offset by 1 to 2 metres in a number of places by NE trending cross faults. West of 256980E the lithology is dominantly a pelite and there is very poor vein development or continuity.

T17C Vein – The vein is located on the southern side of the Kiln shear approximately 22m south of T17HW Vein, and trends $110^o – 115^o$ when close to the Kiln Shear, and swings slightly to $115^o - 120^o$ at its southern extent. The vein dips between $60 - 65^o$ to the north and has been traced for 400m along strike. The vein has been intersected in 7 surface trenches, 4 underground drill holes and 24 surface drill holes.

T11F Vein – The vein is located between T17C and No. 1 Vein and was previously considered to represent a tensional vein between T17C and the No. 1 Vein. The recently completed structural interpretation of the vein strongly supports the concept that the bulk of this vein represents a faulted extension of the No. 1 Vein. The T-11F vein now exists as a short strike length vein occurring on the south side of the Kiln Shear that has a strike of $125^o - 130^o$ and dips between $60 - 65^o$ to the north. It has been traced along strike for 80 metres and to a depth of 40 metres below surface. The vein has been defined by 8 drill holes.   The vein remains open to the west and probably will merge with the 17C vein.

No. 1 Vein – The vein is located 70m south of T17C Vein and strikes $110^o - 115^o$ and dips between $60 - 65^o$ to the north. It has been tested by a total of three trenches, 57 surface drill holes, one underground drill hole and 95m of drift, plus one raise. The vein has been traced along strike for approximately 450m.

106-16 Vein – The vein is located approximately 80m south of the No. 1 Vein. The vein strikes $110^o - 115^o$ and has a variable dip of between $50 - 65^o$ north. The vein has been traced for a length of 480 metres along strike, and to a depth of 160m below surface.   The vein has been tested by 40 drill holes.

Attagh Burn Bridge Vein (ABB) – This is the westernmost vein drill tested within the deposit. The vein either represents the western extension of the 106-16 Vein or is an offset of the # 1 Vein, or is a separate entity. It strikes $110^o - 115^o$ and dips $60 - 65^o$ to the north and has been tested by drilling and surface trenching for 260m. It has been tested by 4 surface trenches and 22 drill holes to a depth of 130m below surface. The vein remains open to depth and to the west. Drill hole CT-26 has extended the known depth of the vein to a depth of 215m below surface.

Sheep Dip Vein – The vein is the northernmost vein in the system. It has been accessed by a short drift from underground, near the collar of the adit and has a defined strike length of 200m. The vein strikes $110^o - 115^o$ and dips between $60 - 65^o$ to the north. It has been tested by 9 drill holes and traced to a depth of 70 metres. The vein remains open to depth and to the east and west."

10.0 EXPLORATION

The exploration programs carried out by Ennex between 1983 and 1997 have been described in Section 6, above. Between 1997 and 2002, little if any work was undertaken on the property during a period of relatively low metal prices.

Following the option agreement of 2003 between Tournigan and Strongbow, Tournigan carried out geochemical and geophysical surveys, mapping and prospecting and a 26-hole diamond drilling program.

10.1 TOURNIGAN EXPLORATION, 2003 - JANUARY, 2005

The following description of Tournigan's exploration work is taken from Tully (2005).

"Tournigan started exploring the property in April 2003 and has completed geochemical and geophysical surveys, plus mapping and prospecting programs as well as a 26-hole diamond drilling program on Curraghinalt."

10.1.1 Geochemical Sampling

"Tournigan collected 2,910 soil samples from north south oriented grid lines on 100m centres along the Curraghinalt trend. Samples were collected at a depth of 50-75 cm, roughly the B-soil horizon, on 30m spacing along the lines. The area covered included the area to the north of the known vein structures, as well as in both directions along strike from the known veins.

Many anomalous areas were identified in the sampled areas, indicating the continuity of the vein structures along strike as well as the possible presence of additional veins to the north of the known veins. The main targets identified cover several areas north, northwest and northeast of the adit that combined, measures 1.5-km north to south and which extends for approximately 1.0-km along strike. This area represents 419 sample points with values ranging from 400 - 12300 ppb Au, plus 5 smaller areas with similar values. These areas outside the immediate area of the known veins will require follow-up deep overburden sampling plus diamond drilling to develop the individual vein structures."

10.1.2 Geophysics

"An attempt to conduct a VLF survey over the grid area was eventually abandoned when the Cuttler Maine transmitter station was shut down. A total of 652 readings taken at 30m spacing along 100m spaced lines were completed prior to the shut down of the Maine station. The results were inconclusive. The Rugby station, located in the UK was never turned on during the time of the survey."

10.1.3 Geology

"Tournigan has completed preliminary mapping and prospecting throughout the license area. One of the discoveries resulting from this work is the Alwories Vein, located 2.5 km southeast of Curraghinalt. Previous work in this area had identified float samples of vein material only. Vein outcrop was mapped in a newly developed rock quarry. Hand stripping subsequently revealed a 50-cm wide vein that averaged 15 g/t Au. The Alwories vein is a quartz-sulfide vein very similar to the veins that comprise the Curraghinalt deposit. Future work in this area will include detailed stripping and sampling, detailed mapping and possibly follow-up diamond drilling."

10.2 TOURNIGAN EXPLORATION FROM JANUARY, 2005

The drilling programs carried out by Tournigan since the preparation of Tully (2005) are described in Section 11, below.

Tournigan's exploration program up to the time of writing of the Tully report is described in Tully (2005). Tully concluded:

> "The work completed by Tournigan to date [i.e., to the date of Tully's report in January, 2005] has consisted of 26 diamond drill holes (4,391m) on the Curraghinalt deposit, 7 holes [drilled] on the Glenlark project area (NE of Curraghinalt) for a total 830.5m, shallow depth geochemical surveys, detailed compilation work, plus one trench (228m) and a satellite imagery analysis of the area."

Tournigan's exploration work on the property, starting in April, 2003 was carried out by its subsidiary, Dalradian Gold. Aurum Exploration, based in Kells, County Meath, Ireland, provides local project management services and technical staffing for the project.

Tully reported that Tournigan completed 33 HQ drill holes between 2003 and January, 2005. Of these, seven were drilled in the Glenlark area and 26 infill holes were drilled in the Curraghinalt deposit.

Infill drilling, holes 03-CT-05 to 04-CT-26, was completed on the central resource block.

In 2005, Tournigan completed two diamond drill holes in the area of the Crows Foot-Bend structural zone (05-CT-27 and 05-CT-28).

In June, 2006, a 24-hole program of infill drilling was completed on the Southeast Extension target.

A program of underground structural mapping and sampling was undertaken by consultant structural geologist, John Cuthill in 2002-2003. The T17 and No. 1 drifts were the principal areas of emphasis. Tully (2005) reported on the structural analysis as follows:

> "The data suggests that faulting has played a significant role in ground preparation within the vein structures. The faulting appears to have facilitated the injection of the Q4 style sulphide rich quartz veining material in the veins where they are in close contact with the Kiln Shear. The high-grade nature of most of the drill holes piercing the T17HW vein in the area where the vein intersects the Kiln Shear suggests a high-grade shoot in this area.

> Similarly, the apparent low-grade sections occurring within the plane of the veins can be shown in some cases to be associated with the pelite horizons that tended to deform plastically, rather than in brittle fashion. … The presence of the pelitic units has resulted in rather "tight" rock conditions that have inhibited the injection of quartz veining. Within these low-grade horizons mostly barren to low grade Q1 quartz has formed. The nature of the enclosing rock has prevented the formation of Q2 and Q4 gold bearing veining. Consequently the quartz veining within these semi-pelite units tend to contain only narrow, Q1 relatively barren quartz. Since stratigraphy strikes NE, and dips at a moderate angle across the NNW striking vein sets, the low grade intervals are created by the pelitic units where such units intersect the strike of the veins."

The location of holes drilled by Tournigan between 2003 and 2007, and the adit developed by Ennex, are shown on Figure 10.1.

Figure 10.1
Location of Holes Drilled by Tournigan


NORTH
SOUTH
SE Extension
shallow infill drilling
250m
TOURNIGAN DRILLING
2003-2007
51 Holes
Includes
19 Resource
- 2,717m
25 SE Extension
- 4,654m
5 Deep Drilling
- 1430m
2 Exploration
- 183m
Total - 9,814m
1 Trench – 278m
(Plus 7 holes,
830m @ Glenlark)

Map provided by Tournigan.

Data from trench samples have not been digitized and precise sample locations have not been mapped. No data from trench samples have been used in the present mineral resource estimate.

Tournigan plans to collate the data from trench sampling.

11.0 DRILLING

Irish Drilling Limited (Irish Drilling) was contracted to carry out all drilling on the Curraghinalt property on behalf of Dalradian Gold/Tournigan and, according to Tully (2005) was one of the principal contractors engaged by Ennex in the 1980s. Since 2002, Aurum Exploration has managed the drilling program carried out by Irish Drilling. The drilling programs have been designed primarily by Aurum Exploration and Tournigan structural geologist, John Cuthill.

Both Irish Drilling and Aurum Exploration are independent of Tournigan and Dalradian Gold.

Drilling between 2003 and to date in 2007 is summarized in Table 11.1.

Table 11.1
Summary of Drilling by Year

Year	Number of Holes	Total Metres
2003	11	1,888
2004	15	2,500
2005	2	183
2006	15	2,827
2007	7	8,924
Total	**50**	**16,321**

For the period 2005-2007, the metreage for each hole is shown in Table 11.2.

Table 11.2
Summary of Drilling 2005-2007

Drill Hole Number	Metres
05-CT-27	84
05-CT-28	99
06-CT-29	240
06-CT-30	172.1
06-CT-31	150
06-CT-32	120
06-CT-33	149
06-CT-34	72
06-CT-35	263
06-CT-36	228
06-CT-37	264
06-CT-38	180
06-CT-39	146
06-CT-40	233.8
06-CT-41	207
06-CT-42	171
06-CT-43	231

Drill Hole Number	Metres
07-CT-44	398
07-CT-45	131.3
07-CT-46	207.19
07-CT-47	75
07-CT-48	230.3
07-CT-49	195
07-CT-50	290

Tully (2005) describes the program up to January, 2005 as follows:

"The drill type used for the Dalradian Gold program is a Boyles Brothers 37, mounted on a Go-Tract 1000, which allows access to boggy areas. The rig is operated on a 10-hour shift by experienced drillers and helpers. The core size is mostly HQ, although NQ has been utilized when necessary to allow continuation of drilling in difficult conditions when HQ-sized casing is required. Earlier drilling by Ennex produced both HQ and NQ sized core as well. Core recovery is very good and averages in the 95-98% range."

Each drill site is fenced off prior to the start of drilling to keep livestock away from the rig. Personal protective equipment is used by drillers and visitors to the site.

Each drill site is located with GPS, staked and then photographed prior to the rig being moved in. The holes are surveyed by using an Encore "Reflexit" smart multi-shot tool instrument. Tully reports that a Tropari survey instrument was used for the first four holes in the Tournigan program. On completion of the drill hole, it was surveyed by Celtic Surveys Ltd. using the Irish National Grid, to the nearest centimetre. All holes have been cemented except 04-CT-26, which was left open for potential future use. All sites are cleared on completion and re-photographed.

Dalradian Gold has two secure sheds that are utilized for core logging and storage. The shed at 76 Main Street, Gortin, is used to for logging core. A larger shed outside Gortin is used for core storage. All sample material and pulps are kept in the shed in Gortin.

Figure 11.1 shows a schematic north-south section looking west with the intersections in drill hole 04-CT-26 and the possible mineralized extensions to principal veins.

Figure 11.1
North-South Schematic Section at 257000 E, Looking West


VIEW LOOKING WEST
S
N
106-16 Vein
No. 1 Vein
T-17 Vein
T-17 HW Vein
Sheep Dip Vein
DDH CT-26
Owenkillew River
+ 100 m a.s.l.
Sea Level
- 100 m a.s.l.
- 200 m a.s.l.
- 300 m a.s.l.
Road Cut Vein
Mullen Vein
No. 1 Intercept:
1.32 m of 66.95 g/t
TD
480 m
Kiln Shear Zone
100 metres
Veins comprising existing resource, showing maximum depth
Possible mineralised vein extensions below existing resource
Existing Underground Adit
TOURNIGAN GOLD CORPORATION
Curraghinalt Northern Ireland
Diamond drill hole CT-26 Section
Looking West
SCHEMATIC SECTION
THROUGH N-S SECTION 257000 EAST
SHOWING DRILLHOLE 06-CT-26

Section provided by Tournigan.

See Figure 10.1, above, for the locations of drill holes.

Drill hole statistics for the mineralized intersections and the zone codes are provided in Appendix 1.

11.1 GEOLOGICAL LOGGING OF CORE

Drill core is logged to record lithology, structure, alteration, rock quality designation (RQD) and mineralization.

Core logging is carried out by a geologist assigned to the project by Aurum Exploration. The length of core brought from the drill site is confirmed against the drill report. Logging commences with calculation of core recovery. Geology is then marked with particular reference to the identification of mineralized zones. Structural data collected include orientation of mineralized quartz veins against the longitudinal axis of the core with particular care given to mineralized veins that are sub-parallel to the longitudinal axis. Alteration and RQD are noted.

Logging is carried out on paper with data then input into a series of digital data logs which are entered into the computer database with other drill hole data logs.

During its visit, Micon recommended that all drill core is photographed in order to provide a record and to conform to accepted industry best practice. Tournigan initiated photography of all vein material immediately following the site visit in August, 2007 and, at the time of writing, this is substantially complete. Figure 11.2 shows mineralized drill core.

Figure 11.2
Quartz Sulphide Vein in Drill Core



Aside from its recommendation that photography of core be undertaken on a routine basis, Micon's observation of core logging shows it to be carried out to industry standards.

12.0   SAMPLING METHOD AND APPROACH

Tully (2005) described the sampling method and approach as follows:

"All quartz vein material in the known vein systems is sampled geologically. If a portion of a known vein contains a high portion of sulphide or quartz breccia it is usually sampled separately. Sample widths vary from 0.25 centimetres to 0.50 metres in primary vein and 5 cm to 15 cm in undefined smaller "satellite" veins. The sampling process was modified over time to include larger rather than smaller intervals.

In all major veins, two to four separate samples of the enclosing wall rock were taken at 0.25 m intervals on both the hangingwall and footwall of the vein.

In general core recoveries varied from 90 to 97%, and RQD's were generally in the high 80's or better, except in pelites and in fault zones. In general the core size was HQ which resulted in excellent recoveries and thus the samples are considered to be representative of the veins. … The overall recovery difference between NQ and HQ core was quite similar except when drilling in some pelitic units and major fault zones.

Intersected core lengths were converted to true widths by considering the intersection angle between the vein and the drill hole. In veins with sheared contacts, the angle between the drill hole and the internal mineral fabric was used. Where this was not possible the interpreted sections and plans were utilized and the interpreted angle of dip of the vein and the intersection angle of the strike of the vein to the section in plan were used to calculate the true width."

Micon confirms that the above procedure remains in place at Curraghinalt.

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

The QA/QC controls for the drilling to sampling process are shown in Table 13.1 which has been based on material provided by Aurum Exploration.

Table 13.1
Drill Set-up, Sampling Procedures and Controls

Procedure	Comments
Drill Rig Setup	Drillers to set up rig.
	Check location of small ditch to be dug from the pierce point for the drill return water.
	Use a drainpipe to funnel water initially to a barrel to collect primary returns (first barrel captures approximately 70-80% of the returned material).
	The overflow from the first barrel should go via pipe into the next barrel; second barrel catches a further 10-20% of the returned material; overflow from the second barrel should go into a sump dug in the base of the ditch.
	Use straw bales to catch additional suspended material.
	Drill rig to be checked daily (early afternoon); vein material in core box to be taken directly to core logging shed.
	Drillers to deliver drill core to the logging shed each evening unless collected by the geologist.
Drill Core Logging	Approximate depths to be reported as core comes in for ongoing section correlation.
	Sequence of core boxes to be checked for correct order; boxes to be checked for correct labeling.
	Core markers to be checked every 3 m.
	Core loss to be checked if markers are not evenly spaced.
	Orientate drill core so that the general schistocity is consistent.
	Complete RQD on every 3-m run down the core using detailed recording sheet.
	RQD, joint frequency and orientation, roughness, joint infill, fractures, faults etc. to be recorded.
	Log lithology using pelite/semi-pelite/psammite system.
	Record host rock mineralogy/alteration.
	Record nature of hanging wall and footwall contacts.
	Log veins; measure hanging wall and footwall contact angles if natural and not faulted.
	Record mineralogy in detail; identify zoning/banding.
	Separate vein into areas of similar mineralogy and percentage sulphides.
	Log structure and alteration.
	Enter data into digital databook on an ongoing basis.
Sampling	Orientate the core.
	Mark sample boundaries using mineralogy and percentage sulphide as guidelines.
	Record intervals on sample sheet.
	Sample main veins at 1.25-m intervals.
	Split the actual vein width only if vein intercept is less than 10 cm.
	Maximum sample width 0.25-m.
	Insert one standard packet as a sample amongst each main vein; approximately 20% of all samples per hole.
	Insert one blank sample of drill core as a sample amongst each main vein; approximately 20% of all samples per hole.
	Photograph sampled vein intervals once sampled drill core has been returned to shed.
Surveying Drill Hole	Complete survey using Aurum survey pad coded to the flexit tool; each pad relates to an individual tool.

Tully (2005) describes sample preparation as follows:

"Sampling of the HQ drill core commences once the core has been washed and logged by the site geologist. During the logging process the geologist marks the intervals to be sampled on both the core as well as the core box. The core is then orientated along the line of symmetry and sawn with a diamond saw. Once an interval is cut, both halves of the core are placed back in the box, and the next interval is sawn.

A sample ticket book is used to record sample intervals and a brief mineralogical description. Each sample is assigned an identifying number (as printed on each ticket) and the prefix "A", creating a unique identifying number as a sample coming from the Curraghinalt deposit. A plastic sample bag is then clearly numbered with the matching ticket number placed inside with the split core. A duplicate ticket is stapled to the core box at the start of the sample interval above the remaining half core in the core box.

Once bagged, all the samples split during the shift are placed on the floor in numerical order. The supervising geologist seals bagged samples with steel wire ties, and an additional signed and dated tamper proof security tag is placed around the wire tie. The top of each bag is folded over the wire ties to protect the security tag. The assay laboratory … is notified that each sample should contain a security tag, and are instructed to inform the Curraghinalt office if any tags are missing. Occasionally a tag is purposely left off a non-mineralized sample, which is recorded on the sample interval sheet and checked against [the laboratory] notifications. The system has worked very well.

When all the individual samples have been counted, and the tag numbers verified, the samples are combined into large plastic bags for shipment to [the laboratory] by a courier service. ... Each larger bag of samples is sealed with a wire tag and an address label. [The laboratory] is requested to inspect the bags prior to opening, to determine if the bags have been tampered with."

Tully (2005) describes sample analysis and security as follows:

"Quality control is maintained by inserting a blank sample of limestone drill core from the midlands of Ireland (Lisheen area), known to contain no gold, after each mineralized interval, and given the next sequential identifying number. This sample is recorded as a "blank" in the ticket book. At least 15% of the samples submitted are "blanks".

In addition, Tournigan uses six different standards of known gold grade that it submits as control samples. The standard name is recorded in the sample ticket book and when the assay results from the lab are received, they are compared with the known grade of the standard. … The results from the "Standard" check analysis have agreed very well.

Sample pulps are returned to the mine office in Gortin once analysis is complete. Fifteen to twenty percent of the returned pulps are reanalyzed. These samples are sent back to OMAC [Laboratories] for re-analysis under a new sample number. A recent change to the procedure is to send half of the duplicates to OMAC and the remaining half of the 20% to an outside laboratory as an additional check on OMAC.

OMAC Laboratories (OMAC) assay all of Tournigan's samples and their lab facilities are located in Loughrea, Republic of Ireland. OMAC is a facility that is ISO 9001:2000 certified. The lab has also been certified according to the criteria for laboratory proficiency established by the Accreditation Sub-committee Working Group for Mineral Analysis of the Standards Council of Canada on March 31, 2004. The lab has maintained an excellent reputation over the years. All samples are fire assayed with an AA finish. A brief description of the assaying procedure utilized by OMAC is included in Appendix C [of Tully (2005)]."

The data provided in Appendix C of Tully (2005) are shown in Table 13.2.

Table 13.2
OMAC Laboratory Assay Procedures

Procedure Code	Procedure
P5	Dry
	Crush to <2 mm using Rhino jaw crusher
	Riffle 1 kg and pulverize to 100 μ using Bico pulverizer
Au4	50 g sample fused with lead oxide/carbonate/borax/silica/flux at $1,100^{o}C$ using silver a carrier
	Fusions producing lead buttons <30 g are rejected
	After de-slagging, buttons are cupelled at $950^{o}C$
	Prills are parted in dilute nitric acid and finally dissolved in aqua regia
	Read by flame AA to 0.01ppm using a Varian Spectr AA 55 AA instrument
	Samples run in batches of 50 consisting of a) 48 samples, b) blank and in-house standard or international reference material
	10% of the samples repeated subsequently by Au5
Au5	30 g of sample is ignited at $650^{o}C$ for 2 hours
	Digested as Au1
	Read as Au1 to 0.01 ppm detection
	Samples run in batches of 40, each batch containing an in-house standard or international certified reference material
	10% of the samples repeated subsequently by [Au1]
Au1	25 g of sample is ignited at $650^{o}C$ for 2 hours
	Digested with concentrated aqua regia for 1 hour
	Extracted with MIBK and backwashed with diluted HCl to remove Fe
	Read by flame AA to 2 ppb detection
	Samples run in batches of 40 consisting of a) 37 samples, b) blank and in-house standard, c) composite of the 37 samples to which a known quantity of gold is added and taken through the procedure as a validation check
	10% of the samples repeated subsequently

OMAC Laboratories (OMAC) joined the Alex Stewart Assayers group in 1999 and operates as its principal exploration laboratory. OMAC states that it is accredited to ISO 17025 by the Irish National Accreditation Board (INAB). ISO 17025 relates to general requirements for the competence of testing and calibration laboratories. INAB is a member of the International Accreditation Cooperation (ILAC) and is a signatory to the ILAC Mutual Recognition Arrangement whose signatories include Canada, the United States, Australia, South Africa, Japan and countries of the European Union, among others. OMAC states that its accreditation schedule can be accessed through the INAB website under Registration No. 173T (www.inab.ie).

OMAC participates in twice-yearly round robin programs run by Geostats of Perth, Australia, and under the Proficiency Testing Program for Materials Analysis Laboratories (PTP-MAL) run by CANMET in Canada. (See www.omaclabs.com/QA-QC.htm).

Micon confirmed with the site geologist and director of Aurum Exploration, and representatives of Tournigan, that the procedures described by Tully for sample preparation and assaying remain in place.

13.1 QUALITY CONTROL AND QUALITY ASSURANCE

Drilling carried out in the Curraghinalt area totals about 27,299 m, up to August 15, 2007. In addition, a total of 470 m of underground workings was carried out from an adit developed by Ennex and which included drifts, cross-cuts and raises.

Assaying for all drilling completed by Tournigan has been carried out by OMAC at its facility at Loughrea, County Galway, Ireland. Prior to Tournigan's programs, assaying was carried out by Ennex at its internal laboratory which is referred to in this report as the Ennex Laboratory.

Out of the total 27,299 m drilled, 8,923 m of drilling was carried out during 2006-2007. Tournigan's QA/QC program consists of assaying of blanks, reference materials, duplicate samples, and re-assay of samples in a reference laboratory. Check assaying undertaken by Tournigan has included samples from the Ennex drill programs assayed at the Ennex Laboratory. The details of samples assayed as part of Tournigan's QA/QC program are given in Table 13.3.

Table 13.3
Details of Quality Assurance/Quality Control Samples

Type of QA/QC Samples	Number of Samples
Blanks	315
Standard	134
Duplicate	174
Re-assay at External Laboratory	43

As part of its review of the quality control data, Micon conducted a number of checks to assess precision, accuracy and bias. This is described in the following sections of the report.

13.1.1 Blanks

Blank samples form part of all analytical quality control procedures and are used to assess the accuracy of the assay results and to identify any possible contamination and mixing during analysis. A total of 315 blanks were inserted along with other samples. As blanks are close to the detection limit of the laboratory, it is expected that the error in analysis at that level can be ±50%. There are two blanks which had considerable error and these are designated as outliers. All the results were plotted in Figure 13.1. The accuracy of the blanks is within an acceptable limit of error.

Figure 13.1
Results for Blanks Analyzed by Ennex Laboratory



13.1.2   Standard Samples

A total of 6 different types of reference materials were used to check the accuracy of assays. All standards were acquired from CDN Resource Laboratories Limited (CDN Resource). The average value for each standard along with its tolerance is given in Table 13.4. A total of 134 standard samples were submitted along with the drill hole samples. The average value for each of the categories is given in Table 13.5. It may be seen that there is no significant bias while analyzing the standards. This indicates that the assay results would not have any significant bias. All the results for analyzed standard samples along with their certified value and acceptable range of standard deviation are plotted in Figures 13.3 to 13.8. An error plot (Figure 13.2) was also compiled considering all the standards with the mean recalculated to zero and deviation plotted against the mean.

There are some outliers from assays of standard samples that are beyond the acceptable limit of 2 standard deviations but these do not indicate bias or misallocation. Micon has recommended that Tournigan reviews the outliers and, if necessary, re-assays the complete sample batch.

Overall, Micon considers that the results are within the acceptable range of error.

Table 13.4
Certified Value of CDN Resource Standard Samples

	CDN-GS-11	CDN-GS-5A	CDN-GS-14	CDN-GS-12	CDN-GS-15	CDN-GS-20
Mean	3.4	5.1	7.47	9.98	15.31	20.6
+/- 2 Standard Deviation	0.27	0.27	0.31	0.37	0.58	0.67
Standard Deviation % of Mean	8%	5%	4%	4%	4%	3%
Number of Samples	84	84	84	84	84	84

Table 13.5
Analyzed Value of CDN Resource Standard Samples

	CDN-GS-11	CDN-GS-5A	CDN-GS-14	CDN-GS-12	CDN-GS-15	CDN-GS-20
Mean	3.45	5.05	7.56	10.16	15.30	20.61
+/- 2 Standard Deviation	0.15	0.29	0.55	0.88	1.14	1.06
Standard Deviation % of Mean	4%	6%	7%	9%	7%	5%
Number of Samples	19	20	29	20	27	19
Bias	1%	-1%	1%	2%	0%	0%

Figure 13.2
Error Plot for the Standard Samples Used by OMAC



Figure 13.3
Repeatability by OMAC on Reference Material (3.4 g/t Au)



Figure 13.4
Repeatability by OMAC on Reference Material (5.1 g/t Au)





Figure 13.5
Repeatability by OMAC on Reference Material (7.47 g/t Au)

Figure 13.6
Repeatability by OMAC on Reference Material (9.98 g/t Au)



Figure 13.7
Repeatability by OMAC on Reference Material (15.31 g/t Au)



Figure 13.8
Repeatability by OMAC on Reference Material (20.6 g/t Au)





13.1.3 Duplicate Samples

A total of 174 samples were re-assayed as part of the internal quality control by OMAC. A scatter plot (Figure 13.9) was generated to understand the relationship between the original assays and the repeat assays. The plot clearly shows good repeatability of original samples during re-assay.

Figure 13.9
Scatter Plot Between Original and Re-submitted Samples



An error plot was generated to understand the degree of error of individual samples between the original samples with the repeat samples. This was done by plotting the mean of the two results with the absolute difference to the mean. The plot is shown in Figure 13.10. The plot clearly indicates that most of the samples are within 10% error range with very few crossing the 25% error range. The samples outside the 25% error range are relatively low grade and it would be expected that the repeatability of low grade samples would be subject to higher error.

Forty-three samples were also sent to two external laboratories. These samples were selected from core previously drilled by Ennex and assayed at the Ennex Laboratory. One set was sent to OMAC in Ireland and another set was sent to ALS Chemex in Canada. There is almost no difference between the results of the two external laboratories with an excellent repeatability and a correlation coefficient very close to 1. The mean and standard deviation for the results of all the three laboratories is given Table 13.6.



Figure 13.10
Error Plot for Gold Assays

Table 13.6
Statistics of the Samples Analyzed by Ennex and External Laboratories

	Ennex Laboratory	OMAC Laboratory	ALS Chemex Laboratory
Mean	16.60	14.89	14.19
Standard deviation	21.84	23.48	22.80
Number of samples	42	42	42
Correlation coefficient	0.8		
Correlation coefficient		0.996	

Note: The correlation coefficient between Ennex and ALS Chemex is 0.78.

Although there is no misallocation of grade between the original and the repeat samples submitted to the external laboratories compared with results from the Ennex Laboratory, there appears to be a wider range in the repeatability of the samples. Scatter plots of the analytical results between different laboratories are shown in Figures 13.11 and 13.12. The discrepancy between the original Ennex assay and the two repeat samples by OMAC and ALS Chemex may be attributed to loss of core resulting from the use of a very small diameter core barrel. Taking this factor into consideration, however, the repeatability is reasonable and is acceptable for the purpose of the present resource estimate.

Figure 13.11
Scatter Plot for Comparison of Assays Between Ennex Laboratory and OMAC



Figure 13.12
Scatter Plot for Comparison of Assays Between Ennex Laboratory and ALS Chemex



The QA/QC procedure conforms to the industry standards and the data generated as a result are reliable and suitable for use in the present mineral resource estimate. No significant bias has been identified as a result of the above analysis and which warrants further study.

13.2 SPECIFIC GRAVITY DETERMINATIONS

Tully (2005) provided a tabulation of specific gravity (SG) determinations carried out by Tournigan in 2004. Two samples from drill core from each of the veins were sent to OMAC for specific gravity determinations by water displacement methods. Table 13.7 summarizes the specific gravity determinations for the veins as shown.

Table 13.7
Specific Gravity Determinations

Sample Number	SG
Sheep Dip Vein	
SD41	3.01
SD43	2.54
Average	2.78
Attagh Burn Vein (ABB)	
ABB34	2.49
ABB45	3.65
Average	3.07
106-16 Vein	
17C-50	3.65
17C-11	2.86
Average	3.05
T17HW Vein	
17HW-4	2.62
17HW-54	3.51
Average	3.07
T11F Vein	
T11F-14	2.90
T11F-28	2.97
Average	2.93
No. 1 Vein	
No1-21	3.16
No1-52	2.89
Average	3.03

During Micon's site visit it was suggested that additional specific gravity measurements be carried out, also using the water displacement method. A total of 159 additional measurements were carried out for use in the present resource estimate. The average of results for each vein was calculated from the collected data and used in order to derive an estimate of tonnage.

A scatter plot was also generated in order to understand the relationship between gold grade and specific gravity. The plot is shown in Figure 13.13. The plot indicates no significant relationship between the gold grade and specific gravity. This result prompted Micon to use the average value of the specific gravity for each vein. The average values with standard deviation and number of samples for major veins are shown in Table 13.8. (See Table 17.2, below, for a correlation between the vein codes used by Tully (2005) and the present resource estimate). The specific gravity assigned for minor veins and veinlets is the same as for the major veins.

Figure 13.13
Plot of Gold Grade and Specific Gravity



Table 13.8
Mean Specific Gravity and Standard Deviation of Measurements for Major Veins

Major Vein Code	Mean Specific Gravity (t/m³)	Standard Deviation	No. of Samples
20	2.57		1
30	2.65	0.33	7
40	2.87	0.52	25
50	2.87	0.29	15
60	2.83	0.16	39
70	2.79	0.16	72
80	2.57		
90	2.57		
D	2.57		
G	2.57		

14.0   DATA VERIFICATION

Micon was provided with the drill hole survey data and is satisfied that they are suitable for the present mineral resource estimate.

Drill hole data were provided to Micon by the site representative of Tournigan. Micon has not carried out any drilling, collection of samples or independent assaying of material from the Curraghinalt property. Micon observed the procedures used for core logging, sampling and preservation but has relied upon the data provided by Tournigan.

The checks carried out by Micon confirm the logging procedures utilized at the Curraghinalt site. All drill core is stored in wooden boxes with proper numbering to indicate the drill hole number and metreage. Random checks were carried out by Micon on the stored core and no discrepancies were identified.

The drill hole database is maintained in Microsoft Access and work is carried out at Aurum Exploration's offices in Ireland. Regular checks are performed there to ensure that there are no errors in data entry. Assay results are provided in Excel files from OMAC, thereby allowing direct electronic data transfer. This eliminates any potential error arising from manual data entry.

Micon utilized the data verification protocols available in Datamine software to check the database for errors such as transposed from and to entries for sample intervals, or incorrect entries in data fields.

The data submitted to Micon appear reliable in light of the checks it has carried out. Micon has not independently verified the statements and data contained in historical reports or in assay data provided to Micon for the purpose of this mineral resource estimate.

15.0   ADJACENT PROPERTIES

Licence TG-4/03 is located adjacent to UM-1/02 on its northern border. Licence TG-3/03 is located to the west of and adjoins TG-4/03, UM-1/02 and UM-2/02. TG-3/03 and TG-4/03 are held by Tournigan and carry extensions to known mineralized trends

Tully (2005) lists the following adjacent properties, Cavanacaw, Golan Burn and Glenlark.

The Cavanacaw deposit, also known as the Kearney deposit is located on the 189 km^2 licence OM 1/03 held by Galantas Gold Corporation (Galantas). Galantas reported work including diamond drilling, extensive overburden stripping and bulk sampling. An historical resource estimate was prepared by ACA Howe International Limited reported by Galantas as a "Proven/probable Ore Reserve in the Omagh deposit of 367,310 tonnes grading 7.52 grams per tonne gold over a width of 4.43 metres" within an area proposed for an open pit mining operation. (See www.galantas.com/corporate/s/Omaghc02b.html).

Galantas plans to bring the property into production and to manufacture and sell gold jewellery made from the gold certified as 18-carat Irish gold jewellery.

The Golan Burn property is located on licence TG-03/03 near the northwest corner of UM-1/02. Tully (2005) describes the Golan Burn property as follows:

> "At least four, thin auriferous base-metal sulphide veins are present at Golan Burn, 4-km northeast of Gortin, County Tyrone. The veins cut the Neoproterozoic Dalradian Glenelly Formation (South Highland Group) that is composed mainly of calcareous, pale-green to white tourmaline-rich schistose semi-pelite and medium- to coarse-grained psammite. The veins are west-northwest trending and are traceable 600 m along strike. The strike of the vein system projects ESE, directly towards Curraghinalt. Typically the quartz-carbonate-sulphide veins do not exceed 0.5 m in width, however where the vein is present within fault (shear?) zones mineralized intervals can attain widths up to 3.3 m. The best drill intersection at Golan Burn was 3.3 m @ 5.9 g/t Au (internal report Celtic Gold plc., 1987)."

Approximately 3 km southeast of Curraghinalt, a zone of mineralization has been identified in the floor of the Alwories Quarry. The zone is up to 1 m wide and grades are reported at between 6 g/t Au and 32 g/t Au. Alwories Quarry is located within UM-1/02.

Also within UM-1/02 are the Glenlark and Coneyglen prospects, both of which host stratabound pyrite with zinc, lead and gold.

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

Tully (2005) reports on metallurgical studies undertaken in the late 1980s and in 1999. The following description from Tully (2005) is provided for information purposes only.

"During the middle to late 1980's a number of metallurgical studies were undertaken by Lakefield Research on the Curraghinalt mineralization.   Gravity concentration recovered variable amounts of gold, ranging from about 15% to over 70% in various tests. Some of the gold in gravity concentrates was coarse and thus might not be suitable for flotation (or to a lesser extent for cyanidation). However, the gravity tails in all cases contained sufficient gold to necessitate further treatment.   The results indicated that a gravity circuit would be advisable, especially if the principal recovery method were flotation.

Direct cyanidation of whole ores has also been tested in the past. Limited test-work on a number of samples suggests that overall recoveries in the 90 to 97% range, might be possible. The presence of abundant sulphides, especially chalcopyrite, might make this more expensive. Present indications are that cyanide consumption might be as much as 3.5 kg per tonne of feed.

Similarly flotation test work has shown that it is possible to produce good grade concentrates and achieve high recoveries. A potential drawback to this method comes from the fact that where the feed material has a high sulphide content, the concentration ratio would not be particularly attractive.   The preliminary test work suggests that some of the concentrates would contain elevated concentrations of a number of deleterious elements such as mercury, arsenic, antimony, bismuth, and possibly others. The concentration of these elements would probably not result in unsaleable concentrates, but there might be penalties assessed by a smelter.

During 1999, six vein samples were collected from the underground workings and forwarded to International Metallurgical and Environmental Inc. ("IME") for treatment. The samples were collected from the T17 Vein and No. 1 Vein. The six vein samples were independently ground to minus 10-mesh, and a one-half split of each was stored in a sealed, nitrogen-purged bag and frozen. The remaining halves were segregated into high-sulphide (T17 Vein) and low-sulphide (No. 1 Vein) groups, each containing three samples. These were then combined into composites.   The portion of each composite not required for immediate gravity and flotation testing was stored, as reference splits.

Eleven separate tests were carried out, six on the low sulphide composite and five on the high. In all cases, a Knelson Concentrator gravity concentration step was followed by bulk flotation. In several of the tests, the bulk rougher concentrate was subjected to a cleaning stage. The gravity concentrates were not cleaned, in order to have enough material for analysis. All products, including tails, were analyzed for gold, silver, iron and total sulfur, and in several cases for copper.   Selected samples of concentrates and tails from both composites were forwarded to Chemex for detailed analyses for various trace elements."

16.1 METALLURGICAL TEST RESULTS

"The results of the above work by IME demonstrated that both mineral composites (high and low sulphide content) were amenable to the unit processes of gravity concentration and flotation, and that the test results were reproducible.

Approximately 50% of the gold contained in both samples was recoverable using gravity concentration. The gravity concentrate tailings were subjected to flotation to achieve gold recoveries approximating 48% of the metals contained in the process feed. Thus the total recovery of gold in the feed exceeded 97%.

Silver recoveries approximated 30% in the gravity circuit. However, high recoveries of silver in the flotation circuit resulted in overall silver recoveries approximating 90% and 96% from the low and high sulphide composites respectively.

Saleable concentrates from both composites were produced. The only element of concern in the concentrate that could attract penalties was antimony. The amount of antimony in the low sulphide gravity concentrate was 0.116%, and was 0.362% in the flotation concentrate. The amount of antimony in the high sulphide test concentrate was 0.137% in the gravity concentrate, and 0.348% in the flotation concentrate. These concentrations are not considered to constitute a serious problem, but could result in penalties.

The low sulphide mineralization yields favourable concentration ratios that will minimize freight and treatment charges. Gravity concentrates could be further cleaned and smelted on site, or co-mingled with the flotation concentrate.

The combined gravity and flotation concentrates would grade 150 g/t Au and 80 g/t Ag, which is an acceptable grade for shipping. The grade of the flotation concentrate could be possibly improved, with little loss in precious metal recoveries, by including pyrite depression in the flotation circuit. Further test work is required to confirm this."

A report was prepared by M. J. Donoghue in November, 2003, on behalf of Tournigan. This report provides a more detailed review of the metallurgical testwork described above by Tully.

Tournigan has requested a proposal from SGS Lakefield Research Europe to undertake metallurgical testwork on samples from the Curraghinalt property including assessment of gravity recoverable gold, sulphide flotation testing, cyanide leaching and thiosulphate leaching.

17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1   HISTORICAL RESOURCE ESTIMATES

Tully (2005) describes historical estimates of resources contained within the Curraghinalt deposit. Tully (2005) presents an Inferred mineral resource estimate that was compliant with the reporting standards and definitions required under NI 43-101 and was based on the veins which, as of mid-January, 2005, had been drill-tested to a depth of about 150 m.   The estimate was based on a cut-off grade of 6.0 g/t Au over a minimum width of 1 m. See Table 17.1.

Table 17.1
2005 Inferred Mineral Resource Estimate

Vein	Tonnes	Grade (g/t Au)	Gold Ounces
T17 HW	80,100	19.24	49,547
T17 C	53,300	14.17	24,281
No. 1	157,300	14.04	71,000
T11 F	8,200	11.68	3,079
106-16	140,200	17.63	79,465
ABB	67,400	11.92	25,829
Sheep Dip	21,200	12.94	8,819
Total	**527,700**	**15.45**	**262,018**

17.2   MICON MINERAL RESOURCE ESTIMATE

Micon has prepared an estimate of mineral resources for the central part of the Curraghinalt deposit using geological information and assay data from 264 drill holes. This section of the report provides the methodology for estimation of the gold mineral resource.

Primary, or raw, assay data were composited for gold and were analyzed to determine the basic statistical and geostatistical characteristics. This information has been used in several modelling algorithms, which have been compared and checked for validity. A total of 159 specific gravity measurements were utilized.

17.3   GEOLOGICAL MODEL

Several mineralized zones have been identified at Curraghinalt and these have been drilled to different degrees.   The present resource estimate encompasses all the mineralized zones which comprise 11 major zones, four secondary zones and 17 veinlets which bifurcate out of the major zones.

For the purpose of resource definition and modelling, each of the identifiable veins was designated with a code. These codes were different from previously used codes by Tully for the 2005 resource estimate. The additional veins identified since Tully's mineral resource estimate are the result of further drilling and re-interpretation of the data. A general correlation of the previous and present codes is shown in Table 17.2.

Table 17.2
Previous and Present Codes Used for Mineralized Zones

Previous Name	Present Code
Sheep Dip	20
Mullen	30
T17 H/W	40
T17C	50
T11	55
No. 1	60
106-16	70
ABB	D & G

The details of each mineralized zone along with the codes used in the mineral resource model are given in Table 17.3.

Table 17.3
Mineralized Zones and Codes

Primary Veins	Secondary Vein	Small Veinlets associated with Primary Veins
20		
30	35	302, 302E
40	45	403, 451E, 451W
50, 50E	55	552
60		61, 62, 601, 604, 605, 606, 607
70	75	701, 703, 708, 752
80		
90		
D		
G		

The hanging wall and footwall contacts of each of the zones were calculated from the identified zone intersection from each drill hole. Two-dimensional (2-D) surfaces were then created for the hanging wall and footwall of each zone, with an additional extension 30-40 m beyond the last contact point derived from the drill hole intersection. A vertical section derived from the hanging wall and footwall wireframes is shown in Figure 17.1.

The three-dimensional (3-D) disposition of the different zones is illustrated schematically in Figure 17.2.



Figure 17.1
Typical Geological Section for the Curraghinalt Area
(Section Orientation is North-South Looking West at X = 257437.5 mE)

Vertical and horizontal scale shown by grid axes in metres.

Figure 17.2
Schematic 3-D Dispostion of Different Mineralized Zones for the Curraghinalt Area
(View from Northeast Underneath)



Scale shown by marked line = 876.75 m.

17.3.1 Basic Statistics

Basic statistics were calculated for gold for each of the individual zones with statistics calculated for the raw, capped and composited samples. The results are presented in Tables 17.4 through 17.9. The tables show classical statistical parameters (i.e., minimum, maximum, mean and standard deviation) for assays, composites and block model grades. Statistics on linear metal accumulation are similarly given in Tables 17.7 and 17.9. Both composited samples and estimated blocks are shown in the tables. Linear metal accumulation was calculated for each intersection by multiplying the grade by the total length of the samples (gm/t).

Table 17.4
Classical Statistics for the Mineralized Zones for Raw Assays for Gold
(g/t Au)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	22	0.01	109.00	24.90	33.12
30	50	0.01	109.44	10.43	17.86
35	8	0.01	30.70	16.73	12.86
302	10	0.02	28.60	6.55	10.21
302E	12	0.30	64.70	13.26	19.85
40	159	0.00	287.98	28.33	51.54
45	31	0.01	37.28	7.35	11.05
403	37	0.00	299.90	22.18	59.08
451E	10	0.02	16.96	4.89	6.54
451W	15	0.14	41.53	8.09	13.72
50	37	0.06	110.40	16.43	22.31
50E	45	0.01	45.93	7.07	11.74
55	107	0.00	138.20	13.55	24.75
552	17	0.02	25.73	5.08	8.16
60	183	0.00	227.60	18.78	31.94
61	22	0.01	90.20	13.51	20.40
62	19	0.61	141.25	30.24	44.86
601	16	0.03	59.75	15.38	17.28
604	39	0.00	115.00	10.47	20.11
605	8	0.11	27.80	9.01	9.73
606	13	1.17	24.00	9.47	9.25
607	28	0.01	80.50	12.42	22.65
70	204	0.01	221.70	14.47	25.42
75	60	0.01	56.53	11.00	15.61
701	42	0.01	133.21	13.61	28.62
703	17	0.01	53.76	11.36	15.28
708	13	0.00	35.25	12.06	9.88
752	19	0.00	14.79	5.21	5.90
80	12	0.03	104.32	17.59	29.14
90	25	0.01	109.44	13.95	25.00
D	50	0.00	133.75	20.75	27.82
G	28	0.00	64.25	25.99	20.48

Table 17.5
Classical Statistics for the Mineralized Zones for Capped Assays for Gold
(g/t Au)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	22	0.01	40.00	14.87	16.30
30	50	0.01	44.00	8.29	11.14
35	8	0.01	30.70	16.73	12.86
302	10	0.02	28.60	6.55	10.21
302E	12	0.30	44.00	11.49	15.71
40	159	0.00	110.00	22.56	34.14
45	31	0.01	28.00	5.70	9.27
403	37	0.00	110.00	12.90	30.57
451E	10	0.02	16.96	4.89	6.54
451W	15	0.01	41.53	6.47	12.69
50	37	0.06	45.00	14.06	15.08
50E	45	0.01	45.00	6.10	11.12
55	107	0.00	72.00	11.46	19.48
552	17	0.01	25.73	4.78	8.01
60	183	0.00	110.00	16.74	25.86
61	22	0.01	90.20	13.51	20.40
62	19	0.01	110.00	24.60	37.62
601	16	0.03	59.75	15.38	17.28
604	39	0.00	110.00	10.34	19.45
605	8	0.01	27.80	6.76	9.29
606	13	0.01	24.00	7.28	9.04
607	28	0.01	80.50	11.53	22.06
70	204	0.01	82.00	12.80	19.03
75	60	0.01	45.00	10.08	14.42
701	42	0.01	82.00	9.81	19.48
703	17	0.01	53.76	11.36	15.28
708	13	0.00	35.25	11.13	10.02
752	19	0.00	14.79	4.66	5.80
80	12	0.03	40.00	12.23	15.35
90	25	0.01	40.00	10.34	14.62
D	50	0.00	75.00	17.85	20.45
G	28	0.00	64.25	22.28	21.03

Table 17.6
Classical Statistics for the Mineralized Zones for Composited Assays for Gold
(g/t Au)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	10	0.01	32.50	12.91	11.55
30	15	0.26	29.97	9.90	8.21
35	4	6.74	30.70	18.17	11.15
302	5	0.74	16.70	5.80	5.76
302E	4	2.52	15.83	9.00	4.86
40	43	0.01	95.00	24.25	24.72
45	11	0.01	14.08	4.32	4.03
403	18	0.01	110.00	12.18	26.86
451E	4	0.21	14.24	5.65	5.28

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
451W	8	0.01	27.00	5.01	9.21
50	18	0.54	45.00	14.30	9.91
50E	15	0.01	24.84	6.18	6.30
55	42	0.01	72.00	11.91	17.49
552	5	2.12	8.06	5.04	2.01
60	67	0.01	110.00	15.68	19.09
61	10	0.94	90.20	22.53	25.55
62	13	1.41	110.00	25.23	36.48
601	11	2.35	59.75	18.07	15.30
604	16	0.12	110.00	13.67	25.83
605	6	0.01	27.80	8.35	9.97
606	9	0.01	24.00	9.87	9.78
607	10	0.01	38.25	9.36	11.96
70	71	0.01	82.00	16.44	18.57
75	19	0.01	28.93	8.77	7.83
701	18	0.01	82.00	9.54	19.98
703	6	0.62	12.36	6.56	4.46
708	8	0.01	17.50	8.68	4.93
752	6	0.01	11.40	4.81	4.05
80	5	4.32	32.35	12.09	10.29
90	5	2.16	40.00	12.97	14.11
D	23	0.01	53.20	15.18	12.22
G	17	0.15	64.25	22.19	18.62

Table 17.7
Classical Statistics for the Mineralized Zones for Composited Assays for Linear Metal Accumulation (gm/t)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	10	0.01	21.39	8.49	7.81
30	15	0.47	17.18	5.65	4.73
35	4	2.15	10.87	5.55	3.23
302	5	0.44	12.86	3.67	4.73
302E	4	1.07	13.78	5.53	5.16
40	43	0.03	157.70	33.15	38.93
45	11	0.06	6.85	2.68	2.41
403	18	0.00	110.00	13.38	29.09
451E	4	0.08	3.94	2.13	1.51
451W	8	0.05	20.25	3.91	6.89
50	18	0.91	36.79	8.05	9.39
50E	15	0.06	17.39	5.27	5.35
55	15	0.06	17.39	5.27	5.35
552	5	0.31	8.06	2.81	2.77
60	67	0.01	79.35	12.33	16.01
61	10	0.80	56.83	11.14	16.07
62	13	0.14	16.50	5.97	5.79
601	11	0.16	20.32	6.25	6.81
604	16	0.13	27.51	5.81	7.63
605	6	0.08	4.45	2.03	1.84
606	9	0.01	9.84	2.54	3.04
607	10	0.11	43.11	8.51	12.59

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
70	71	0.02	111.28	11.90	15.54
75	19	0.02	29.80	8.57	9.27
701	18	0.00	87.74	8.86	20.88
703	6	0.06	34.97	9.03	12.22
708	8	0.03	17.31	5.74	5.22
752	6	0.04	6.82	3.00	2.50
80	5	0.56	17.47	7.27	6.39
90	5	1.67	32.03	10.29	11.03
D	23	0.10	39.66	11.85	11.69
G	17	0.05	29.51	10.22	8.21

Table 17.8
Classical Statistics for the Mineralized Zones for Estimated Blocks for Gold
(g/t Au)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	278470	0.01	32.50	11.59	7.10
30	2188905	0.26	29.97	12.34	7.20
35	226559	6.74	30.70	17.06	10.13
302	322253	0.74	16.70	5.57	3.96
302E	281286	2.52	15.83	9.13	4.34
40	1753682	0.01	95.00	23.09	19.26
45	515469	0.01	14.08	4.39	3.08
403	251764	1.48	6.32	4.33	1.99
451E	227364	0.21	14.24	5.24	4.43
451W	193908	0.01	27.00	7.47	9.82
50	335307	0.54	45.00	14.33	7.87
50E	421933	0.01	24.84	5.24	3.95
55	2658714	0.01	72.00	9.69	12.86
552	224313	2.12	8.06	4.74	1.83
60	2234202	0.01	110.00	15.41	16.43
61	291575	0.94	90.20	23.23	23.64
62	377111	1.41	110.00	22.55	32.03
601	437315	2.35	59.75	17.20	10.67
604	520886	0.12	110.00	12.78	22.20
605	529935	0.01	27.80	5.08	5.04
606	703208	0.01	24.00	7.94	7.72
607	419206	0.01	38.25	8.77	10.48
70	4376388	0.01	82.00	13.71	15.64
75	1136198	0.01	28.93	8.85	6.45
701	871775	0.01	82.00	7.26	13.90
703	220248	0.62	12.36	6.67	3.31
708	423156	0.01	17.50	8.30	4.48
752	139762	0.01	11.40	5.34	3.18
80	1238324	4.32	32.35	10.15	8.29
90	335380	2.16	40.00	12.10	12.35
D	505031	0.01	53.20	14.56	10.08
G	486842	0.15	64.25	19.59	16.14

Table 17.9
Classical Statistics for the Mineralized Zones for Estimated Blocks for Linear Metal Accumulation
(gm/t)

Zone	No. of Samples	Minimum	Maximum	Mean	Standard Deviation
20	278470	0.01	21.39	8.61	5.21
30	2188905	0.47	17.18	5.47	3.29
35	226559	2.15	10.87	5.96	2.80
302	322253	0.44	12.86	3.36	3.33
302E	281286	1.07	13.78	6.29	4.13
40	1753682	0.03	157.70	31.54	29.54
45	515469	0.06	6.85	2.98	1.92
403	251764	0.23	1.60	0.99	0.22
451E	227364	0.08	3.94	2.09	1.32
451W	193908	0.05	20.25	5.80	7.27
50	335307	0.91	36.79	8.30	7.45
50E	421933	0.06	17.39	4.17	3.79
55	2658714	0.00	23.05	4.43	4.58
552	224313	0.31	8.06	2.89	2.22
60	2234202	0.02	79.35	11.30	12.26
61	291575	0.80	56.83	13.39	15.60
62	377111	0.14	16.50	5.72	5.08
601	437315	0.16	20.32	7.36	6.52
604	520886	0.13	27.51	5.39	6.38
605	529935	0.08	4.45	1.66	1.41
606	703208	0.01	9.84	2.17	2.46
607	419206	0.11	43.11	8.25	9.85
70	4376388	0.02	111.28	8.82	8.84
75	1136198	0.02	29.80	7.82	7.13
701	871775	0.00	87.74	7.00	14.42
703	220248	0.06	34.97	7.51	7.89
708	423156	0.03	17.31	5.75	5.15
752	139762	0.04	6.82	3.62	1.93
80	1238324	0.56	17.47	5.23	5.55
90	335380	1.67	32.03	10.81	10.01
D	505031	0.10	39.66	10.69	10.34
G	486842	0.05	29.51	9.37	7.63

17.3.2 Raw Assay Intervals

Samples were selected within the mineralized wireframe for all the zones. The statistical analysis and the resource estimation were carried out using only these samples.

A study on capping of high grade gold assays was carried out. There are not enough samples for each sub-zone (veinlets) to apply capping individually. All the samples from each veinlet were included with the samples from the major zones in order to assess capping for that particular zone.

While a few of the major zones do not have enough samples to create a probability plot, these plots were created for almost all of the major zones and few of the sub-zones. The inflection point in the probability plot indicates the break in continuity of the distribution for each zone. Capping was applied since these inflections indicate the beginning of the outlier population for the respective zones. The details of grade capping for each zone are given in Table 17.10. The percentile at which capping has been applied, along with number of samples affected by capping, are shown in Table 17.11. The probability plots are shown in Figures 17.3 through 17.9. Capping was applied to individual assays prior to compositing.

Table 17.10
Gold Capping for Different Zones

Vein Code	Capping (g/t Au)	Vein Code	Capping (g/t Au)	Vein Code	Capping (g/t Au)	Vein Code	Capping (g/t Au)
20	40	451E	110	62	110	701	82
30	44	451W	110	601	110	703	82
35	44	50	45	604	110	708	82
302	44	50E	45	605	110	752	82
302E	44	55	72	606	110	80	40
40	110	552	45	607	110	90	40
45	28	60	110	70	82	D	75
403	110	61	110	75	45	G	-

Table 17.11
Number of Samples Affected by Capping and the Percentile at Which Capping is Applied

Vein Code	Total Number of Samples	No. of Samples Affected By Capping	Percentile at Which Capping is Applied	Vein Code	Total Number of Samples	No. of Samples Affected By Capping	Percentile at Which Capping is Applied
20	22	3	86%	62	19	3	84%
30	50	1	98%	601	16	0	100%
35	8	0	100%	604	39	0	100%
302	10	0	100%	605	8	0	100%
302E	12	2	83%	606	13	0	100%
40	159	8	95%	607	28	0	100%
45	31	2	94%	70	204	3	99%
403	37	2	95%	75	60	2	97%
451E	10	0	100%	701	42	1	98%
451W	15	0	100%	703	17	0	100%
50	37	3	92%	708	13	0	100%
50E	45	1	98%	752	19	0	100%
55	107	5	95%	80	12	1	92%
552	17	0	100%	90	25	2	92%
60	183	5	97%	D	50	2	96%
61	22	0	100%	G	28	0	100%

Figure 17.3
Probability Plot for Zone 30 of Curraghinalt Area



Figure 17.4
Probability Plot for Zone 40 of Curraghinalt Area





Figure 17.5
Probability Plot for Zone 45 of Curraghinalt Area



Figure 17.6
Probability Plot for Zone 50 of Curraghinalt Area



Figure 17.7
Probability Plot for Zone 60 of Curraghinalt Area



Figure 17.8
Probability Plot for Zone 70 of Curraghinalt Area



Figure 17.9
Probability Plot for Zone 75 of Curraghinalt Area



17.3.3   Compositing

Compositing is the first step in mineral resource estimation. The intersection defined by each drill hole for each zone represents the thickness of the quartz vein for that zone. In places, the width of the quartz vein is as low as 10 cm. It is not possible to carry out uniform length compositing with a length of 10 cm, since it would generate a huge number of artificial samples which is not supported by the theory of compositing. A larger composite length on the other hand would dilute the grade of the vein. Under such circumstances, it is better to group all the samples from a single drill intersection through a vein into one composite. The problem of variable composite length may be overcome by estimating linear metal accumulation rather than grade for the purpose of interpolation.

Compositing was carried out based on the above method. Statistical analysis of variable length compositing was carried out. A comparison was made between the capped samples and composited samples for each zone, as shown in Figure 17.10. Linear metal accumulation was calculated for each intersection by multiplying the total length of the samples by the grade. The classical statistics for linear metal accumulation are given in Table 17.10, above.

Figure 17.10
Scatter Plot Comparing Capped Mean and Composited Mean for Each Zone



17.4   GRADE INTERPOLATION METHOD

17.4.1   Estimation Parameters and Search Distances

The density of drilling in the principal zones of mineralization is generally 30 m by 30 m. This drill density, together with good understanding of the geology and mineralization, provides a reasonable level of confidence in the resource estimate.   The method of compositing resulted in a single sample point per intersection.   This results in a two-dimensional estimation protocol. The method of compositing has resulted in reduction of the nugget effect to a minimum. This is supported by the low standard deviation for each zone (see Tables 17.8 and 17.9, above). A very low nugget effect prompted the selection of the inverse distance method of estimation. The power was raised to 5 so that the variation of grade remains local. See Table 17.12. The analysis of classical statistics and compositing has dictated the selection of the estimation parameters. The orientation of the search ellipse for all the zones along with the estimation parameters are given in Tables 17.13 and 17.14.

Table 17.12
Summary of Search Volume Reference Number, Estimation Method and Zone

Zone	Search Volume Reference No.	Estimation Method	Power	Zone	Search Volume Reference No.	Estimation Method	Power
20	1	Inverse Distance	5	62	17	Inverse Distance	5
30	2	Inverse Distance	5	601	18	Inverse Distance	5
35	3	Inverse Distance	5	604	19	Inverse Distance	5
302E	4	Inverse Distance	5	605	20	Inverse Distance	5
302	5	Inverse Distance	5	606	21	Inverse Distance	5
40	6	Inverse Distance	5	607	22	Inverse Distance	5
45	7	Inverse Distance	5	70	23	Inverse Distance	5
403	8	Inverse Distance	5	75	24	Inverse Distance	5
451E	9	Inverse Distance	5	701	25	Inverse Distance	5
451W	10	Inverse Distance	5	703	26	Inverse Distance	5
50	11	Inverse Distance	5	708	27	Inverse Distance	5
50E	12	Inverse Distance	5	752	28	Inverse Distance	5
55	13	Inverse Distance	5	80	29	Inverse Distance	5
552	14	Inverse Distance	5	90	30	Inverse Distance	5
60	15	Inverse Distance	5	G	31	Inverse Distance	5
61	16	Inverse Distance	5	D	32	Inverse Distance	5

Table 17.13
Summary of Search Volume Reference Number, Direction and Angle of Rotation

Search Volume Reference No.	Search Along X-Direction	Search Along Z-Direction	Search Along Y-Direction	Angle of Rotation (°)	Axis of Rotation	Angle of Rotation (°)	Axis of Rotation	Angle of Rotation (°)	Axis of Rotation
1	30	30	50	30	Z	50	X	0	Y
2	30	30	50	20	Z	55	X	0	Y
3	30	30	50	12	Z	65	X	0	Y
4	30	30	50	27	Z	65	X	0	Y
5	30	30	50	22	Z	65	X	0	Y
6	30	30	50	15	Z	65	X	0	Y
7	30	30	50	-5	Z	45	X	0	Y
8	30	30	50	12	Z	65	X	0	Y
9	30	30	50	20	Z	55	X	0	Y
10	30	30	50	10	Z	50	X	0	Y
11	30	30	50	10	Z	55	X	0	Y
12	30	30	50	22	Z	45	X	0	Y
13	30	30	50	20	Z	50	X	0	Y
14	30	30	50	10	Z	45	X	0	Y
15	30	30	50	17	Z	55	X	0	Y
16	30	30	50	8	Z	55	X	0	Y
17	30	30	50	15	Z	55	X	0	Y
18	30	30	50	20	Z	45	X	0	Y
19	30	30	50	12	Z	52	X	0	Y
20	30	30	50	13	Z	60	X	0	Y
21	30	30	50	25	Z	60	X	0	Y
22	30	30	50	15	Z	55	X	0	Y
23	30	30	50	15	Z	50	X	0	Y
24	30	30	50	15	Z	50	X	0	Y
25	30	30	50	5	Z	50	X	0	Y
26	30	30	50	5	Z	45	X	0	Y
27	30	30	50	15	Z	55	X	0	Y
28	30	30	50	-5	Z	60	X	0	Y
29	30	30	50	5	Z	45	X	0	Y
30	30	30	50	-5	Z	60	X	0	Y
31	30	30	50	20	Z	70	X	0	Y
32	30	30	50	20	Z	70	X	0	Y

Table 17.14
Search Volume Sample Selection Criteria

Parameter		Value
First Search	Minimum No. of Samples	3
	Maximum No. of Samples	4
Second Search	Search Enlargement Factor	4
	Minimum No. of Samples	2
	Maximum No. of Samples	4
Third Search	Search Enlargement Factor	8
	Minimum No. of Samples	1
	Maximum No. of Samples	4

17.5   BLOCK MODEL

The block model constructed for the Curraghinalt resource estimate utilized rectangular blocks measuring 10 m (X) by 2,000 m (Y) by 5 m (Z) in height. Although the dimension in the Y-direction is unusually long, this was selected with the understanding of the nature of the transverse sections of the mineralized zones. In order to better conform to the mineralization contacts, Datamine software uses a system of sub-blocking. The sub-blocking method using Datamine would result in a single block in the Y-direction conforming to the width of the vein and is in line with the method of compositing. Blocks were permitted to split in the X and Z directions. This procedure minimizes the volume variance between the wireframe model and the block model. This block size was the most appropriate considering the morphology of the mineralization and the distribution of sample data. The parameters that describe the block model are summarized in Table 17.15.

Table 17.15
Block Model Parameters

Direction	Origin[1]	Block Dimension (m)	No. of Blocks	No. of Sub-Blocks
X	256250 E	10	200	40
Y	385770 N	2,000	1	1
Z	-290	5	140	20

[1] Origin of X and Y axes based on Irish Transverse Mercator Grid.

Block model grade interpolation was performed for gold using inverse distance with a power of 5 in different zones as detailed in Table 17.13, above. Concentric search ellipses were used to avoid smearing of grade and for preservation of local variation. Estimations were carried out for both gold and linear metal accumulation. The grades were recalculated from linear metal accumulation by dividing it by the length of individual blocks in the Y-direction. This recalculated grade was used for resource reporting and the process was used in order to carry through the procedure adopted during compositing.

17.6   BLOCK MODEL VALIDATION

Validation of the block model included visual inspection, comparison of the mean between the composited and estimated data and comparison of individual block grades with the de-clustered sample grades. The cross section, plan view (on 170 m RL, the 170 m level) and a three-dimensional view of the block model are shown in Figures 17.11 through 17.13.

The mean for all the zones for composited and estimated sample for gold and linear metal accumulation is shown as scatter plots in Figures 17.14 and 17.15. These clearly show that the composited and the estimated mean compare well for all the zones.

Figure 17.11
North-South Cross-Section Showing Block Model Grades for Mineralized Zones for Curraghinalt Area
(Section Looking West at X = 256987.75 mE)



Vertical and horizontal scale shown by grid axes in metres.



Figure 17.12
Plan View at 170 m RL of the Block Model Categorized into Different Grades for Curraghinalt Area

Vertical and horizontal scale shown by grid axes in metres.

Figure 17.13
Schematic 3-D Rendering of Block Model Categorized into Different Grades for Curraghinalt Area (View from Northeast Underneath)

Scale shown by marked line = 876.75 m.

The block model grade interpolation protocol was investigated by inspecting plots of block model grades versus mean borehole sample composite grades that occur within each block. Mean borehole sample composite grades were calculated for each block using the de-clustering technique in which the weighted average grade of composites that fall within a block is calculated. This value is compared with the grade interpolated for the block. A successful grade interpolation protocol will result in block grade estimates that demonstrate a minimum amount of bias. Figures 17.14 and 17.15 show the results of this analysis.

Figure 17.14
Comparison of Composited to Estimated Mean of Gold Grade for Each Zone



Figure 17.15
Comparison of Composited to Estimated Mean of Linear Metal Accumulation for Each Zone



A plot comparing composite grades and block model grades for all the zones is presented in Figure 17.16. It is apparent in the plots that there is no significant bias. The de-clustering analysis demonstrates that the mineral resource model provides a reasonable estimate of Curraghinalt mineral resources. Comparison plots for drill hole data to the resource block model grades are presented in Appendix 2.

Figure 17.16
Comparison of De-clustered Drill Hole Data with Resource Model Block Grade for Curraghinalt Area



17.7 MINERAL RESOURCE CLASSIFICATION

Mineral resources were estimated following the CIM guidelines. The following definitions were adopted for the classification of mineral resources. There are no Measured resources within the estimate.

- Indicated mineral resources are defined as those portions of the deposit estimated with a drill spacing generally defined by 30 m by 30 m and high level of confidence on geological continuity of mineralization. The limit of Indicated resources was considered to be 30 m from the last drill hole with the above drill spacing.

- Inferred mineral resources are defined as those portions of the deposit for which grade is interpolated utilizing a wider drill spacing, at places with 100-m radius, or fewer intersections but with a high level of confidence on the geological continuity of the mineralization. The limit of the Inferred resource has been considered to be 30 m from the last drill hole on the periphery.

Most of the major zones have been classified as Indicated and Inferred resources. Zones 80, 90, D and G have been classed as Inferred since there is insufficient drilling on each for them to be included in the indicated category. Sub-zones 55 and 75 have been classified as Indicated and Inferred resources. All the other sub-zones have been classified as Inferred resources. All the veinlets have been classified as Inferred resources except Zone 403 where, at the upper levels, there is sufficient drilling to classify some portions as an Indicated resource.

A vertical longitudinal projection of Vein (Zone) 70 is given in Figure 17.17 to demonstrate the method of resource classification.

Figure 17.17
Vertical Longitudinal Projection of Vein 70
(Looking Northeast)



Circular dots indicate the drill intersection. The red line indicates the boundary of Indicated resource and the green line indicates the boundary of Inferred resources.
Vertical and horizontal scale shown by grid axes in metres.

Figure 17.18 shows a cross-section for the resource model, colour-coded on the category of resource.

Figure 17.18
North-South Cross-Section Showing Resource Classifications for Curraghinalt Area
(Section Looking West at X = 256987.75 mE)



Green - Indicated Resource, Yellow - Inferred Resource.
Vertical and horizontal scale shown by grid axes in metres.

A plan view (on 170 m RL) is also presented in Figure 17.19, with classification of the mineral resource. A 3-D view of the model in presented in Figure 17.20.

Figure 17.19
Plan View at 170 m RL Showing Resource Classifications for the Curraghinalt Area



Green - Indicated Resource, Yellow - Inferred Resource.
Vertical and horizontal scale shown by grid axes in metres.

Figure 17.20
Schematic 3-D View of the Block Model for the Curraghinalt Area
(View Northeast Underneath)



Green - Indicated Resource, Yellow - Inferred Resource.
Scale shown by marked Line = 876.75 m.

The grade-tonnage distribution of the Curraghinalt block model is presented in Figures 17.21 and 17.22. It is apparent that the deposit maintains a significant profile of Indicated mineral resources at higher cut-off grades. The estimated mineral resources at different cut-off grades, but without application of a minimum vein thickness, are shown in Table 17.16.

Figure 17.21
Grade-Tonnage Distribution of the Mineral Resources Without Application of Minimum Vein Thickness



78



Figure 17.22
Grade-Tonnage Distribution of the Mineral Resources With Thickness Control of Veins at 1 Metre

Table 17.16
Mineral Resource Estimate at Different Cut-off Grades without Application of Minimum Vein Thickness

Cut-Off Grade (g/t Au)	Indicated Resource				Inferred Resource			
	Million Tonnes	Grade (g/t Au)	Contained Metal		Million Tonnes	Grade (g/t Au)	Contained Metal	
			Tonnes	Million Ounces			Tonnes	Million Ounces
0	1.74	8.59	14.95	0.48	2.88	8.03	23.17	0.74
2	1.39	10.50	14.61	0.47	2.04	10.98	22.39	0.72
4	1.09	12.61	13.68	0.44	1.53	13.63	20.91	0.67
6	0.78	15.61	12.18	0.39	1.11	16.98	18.78	0.60
8	0.57	18.76	10.72	0.34	0.85	19.95	17.04	0.55
10	0.42	22.27	9.38	0.30	0.63	23.88	15.01	0.48
12	0.33	25.45	8.37	0.27	0.49	27.59	13.48	0.43

Table 17.17 shows the mineral resource estimate when a vein thickness of 1 m is applied.

Table 17.17
Mineral Resource Estimate at Different Cut-off Grades with Thickness Control of Veins at 1 Metre

Cut-Off Grade (g/t Au)	Indicated Resource (>1m Vein Thickness)				Inferred Resource (>1m Vein Thickness)			
	Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Gold	
			Tonnes	Million Ounces			Tonnes	Million Ounces
0	1.34	7.54	10.08	0.32	1.95	7.24	14.08	0.45
2	1.04	9.40	9.80	0.32	1.30	10.42	13.52	0.43
4	0.81	11.23	9.10	0.29	0.96	13.04	12.51	0.40
6	0.57	13.95	7.89	0.25	0.64	17.15	10.90	0.35
8	0.39	16.97	6.70	0.22	0.46	20.92	9.72	0.31
10	0.27	20.56	5.61	0.18	0.31	26.59	8.37	0.27
12	0.20	24.02	4.83	0.16	0.24	31.89	7.50	0.24

Micon also ran the resource model using a minimum vein thickness of 1.2 m, as shown in Table 17.18.

Table 17.18
Mineral Resource Estimate at Different Cut-off Grades with Thickness Control of Veins at 1.2 Metres

Cut-Off Grade (g/t Au)	Indicated Resource (>1.2 m Vein Thickness)				Inferred Resource (>1.2 m Vein Thickness)			
	Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Gold	
			Tonnes	Million Ounces			Tonnes	Million Ounces
0	1.14	7.09	8.08	0.26	1.57	6.92	10.89	0.35
2	0.88	8.94	7.84	0.25	1.00	10.41	10.42	0.34
4	0.68	10.63	7.24	0.23	0.76	12.82	9.69	0.31
6	0.47	13.15	6.22	0.20	0.49	17.10	8.37	0.27
8	0.33	15.94	5.19	0.17	0.37	20.57	7.51	0.24
10	0.22	19.50	4.21	0.14	0.23	27.03	6.32	0.20
12	0.16	22.87	3.55	0.11	0.17	33.50	5.60	0.18

As discussed in Section 17.8, below, Micon considers that a cut-off grade of 6 g/t Au and a minimum width of 1.0 m are appropriate for the estimation of mineral resources. Table 17.19 provides a comparison of estimated mineral resources at a cut-off grade of 6 g/t Au and with the three selected constraints on vein width.

Table 17.19
Sensitivity of Mineral Resource Estimate to Thickness Control of Veins at Cut-off Grade of 6 g/t Au

Minimum Vein Thickness (m)	Indicated Resource				Inferred Resource			
	Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Gold	
			Tonnes	Million Ounces			Tonnes	Million Ounces
No Applied Minimum	0.78	15.61	12.18	0.39	1.11	16.98	18.78	0.60
1	0.57	13.95	7.89	0.25	0.64	17.15	10.90	0.35
1.2	0.47	13.15	6.22	0.20	0.49	17.10	8.37	0.27

17.8 MINERAL RESOURCE ESTIMATE

Micon has considered the technical and economic criteria used to estimate a reasonable gold cut-off grade for reporting mineral resources.

Micon has calculated the break-even cut-off grade for mineralization at Curraghinalt considering all factors, including accessibility and infrastructure. It was concluded that 6 g/t Au and a minimum width of 1.0 m are appropriate for estimation of mineral resources. The mineral resource estimate was updated with the surface topography (veins close to surface were wireframed and modelled beyond the surface). Based on a cut-off grade of 6 g/t Au, Indicated mineral resources at Curraghinalt total 0.57 million t at an average grade of 13.95 g/t Au. The Inferred mineral resources total 0.64 million t at an average grade of 17.15 g/t Au. This is summarized in Table 17.20.

Table 17.20
Classified Mineral Resource Estimate at 6 g/t Gold and 1-m Minimum Width

Indicated Resource (>1 m Thickness)				Inferred Resource (>1 m Thickness)			
Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Metal Gold	
		Tonnes	Million Ounces			Tonnes	Million Ounces
0.57	13.95	7.89	0.25	0.64	17.15	10.90	0.35

The stated mineral resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, unless stated in this report, to the best knowledge of the author. There are no known mining, metallurgical, infrastructure or other factors that materially affect this mineral resource estimate.

The mineral resource estimate by Dibya Kanti Mukhopadhyay, Senior Mineral Resource Geologist with Micon, is compliant with the current standards and definitions required under NI 43-101 and is, therefore, reportable as a mineral resource by Tournigan. However, the reader should be cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

17.9 MINERAL RESERVES

Since no pre-feasibility or feasibility study has been completed to date on the Curraghinalt property, there has been no estimate prepared of mineral reserves.

17.10 EXPLORATION POTENTIAL

The above mineral resource has been estimated only for the central part of the Curraghinalt deposit. There are sufficient indications, based on preliminary mapping and geochemical sampling, for exploration potential on either direction of the deposit. This includes drilling on the Southeast Extension zone, as well as geochemical and geological work. There is good potential that some of the veins identified in the present study may contribute to future resources. The regional geochemical map (Figure 17.23) clearly shows three significant geochemical trends which are supported by lithogeochemical sampling.

Figure 17.23
Regional Geochemical Map of the Central Tyrone Block


NORTH
Curraghinalt
GOLAN BURN
CURRAGHINALT
Curraghinalt Trend
GLENMACOFFER
Glenmacoffer / Fallagh
MULLAGHCARN
Mullaghcarn Trend
CAS
Rylagh / Glencordial
Significant Gold Anomalies
Multiple points
High tenor
SOUTH
4 km

Map provided by Tournigan.

18.0 OTHER RELEVANT DATA AND INFORMATION

A report was prepared, as "an internal review note" by M. J. Donoghue on behalf of Tournigan, dated November, 2003. In addition to providing a review of previous metallurgical testwork (see Section 16, above), the report also provided a review of prior economic evaluation data. General economic and metal market conditions at the end of 2003 were significantly different to those pertaining in late 2007.

A comprehensive review of all existing relevant project data and future data requirements is currently being undertaken by Tournigan. This includes legal, environmental, geotechnical, mining, metallurgical and processing information. The result of these studies would enable a comprehensive analysis of project economics and viability.

Micon is not aware of any additional information or explanation necessary in order to make this Technical Report understandable and not misleading.

19.0   INTERPRETATION AND CONCLUSIONS

On account of the advanced stage of historical exploration due to work conducted by the previous operators of the Curraghinalt property, Tournigan moved directly to infill and deeper drilling and did not undertake any significant mapping, surface sampling or additional detailed geochemical surveys. Some geophysical surveys have been carried out on a regional scale to delineate drill targets along strike. Tournigan has compiled an extensive database of available historical exploration information and data and has incorporated this into its current exploration programs.

The mineralization at Curraghinalt represents typical mesothermal gold mineralization with several phases of mineralized fluids being injected through shear structures.   The mineralization occurs in several parallel veins and sub-veins or veinlets which are open at depth. Further exploration of the veins and veinlets should be conducted through continued drilling which will assist in further updating the mineral resource estimates over time.

Tournigan's proposed exploration work for 2008 includes a 10-month program of detailed drilling, on 50-m centres, with the objective of increasing the tonnage in the Indicated resource category. A 23-week metallurgical testwork program is also proposed, the results of which would be utilized in a preliminary economic assessment of the Curraghinalt property. Tournigan intends to initiate work on the preliminary economic assessment as soon as possible.   A mineralogical study of the major individual veins has been initiated since Micon's site visit in August, 2007.

The proposed drilling program comprises 29 drill holes which vary in length from 425 m to 600 m. The entire drilling program will consist of a total of 13,900 m with the number of the drill holes summarized by drill hole length shown in Table 19.1.

Table 19.1
Breakdown of Planned Drilling Metreage

Number of Holes	Metres per Hole	Total Metres
5	425	2,125
5	440	2,200
5	460	2,300
5	475	2,375
5	500	2,500
4	600	2,400
29		**13,900**

The total estimated cost for the 2008 exploration work program is Cdn $4.317 million with the cost breakdown of the program summarized in Table 19.2.

Table 19.2
Proposed 2008 Work Program and Cost

Activity	Cost (Thousand Cdn$)
Drilling	2,800
Assaying	206
Survey	29
Geological	390
Access and land rehabilitation	52
Subtotal	3,477
Metallurgical testwork	300
Preliminary economic assessment	250
Project supervision (Aurum)	540
Total	**4,317**

Tournigan also has in hand a structural geological study which should improve the understanding of the mineralization and identify the marker mineralization for each zone since there are recognized gaps in the understanding of the relationships between the various phases of mineralization and the host structures. The study should assist in the generation of further exploration targets, and refine both exploration practices and the geological interpretation of the various mineralized zones.

In order to conduct the present resource estimate, the mineralized area was divided into different zones with statistical analysis carried out for each of the zones. The resource has been classified following the CIM standards and definitions as required under the guidelines of NI 43-101. The mineral resource has been reported at an economic cut-off grade of 6 g/t Au over a minimum thickness of 1.0 m and is presented in Table 19.3. It is based on exploration data available as of August, 15, 2007.

Table 19.3
Classified Mineral Resource Estimate for the Curraghinalt Deposit at 6 g/t Gold and 1-m Minimum Mining Width
(Following CIM Guidelines)

Indicated Resource (>1 m Thickness)				Inferred Resource (>1 m Thickness)			
Million Tonnes	Grade (g/t Au)	Contained Gold		Million Tonnes	Grade (g/t Au)	Contained Gold	
		Tonnes	Million Ounces			Tonnes	Million Ounces
0.57	13.95	7.89	0.25	0.64	17.15	10.90	0.35

The stated mineral resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, unless stated in this report, to the best knowledge of the author. There are no known mining, metallurgical, infrastructure or other factors that materially affect this mineral resource estimate.

The mineral resource estimate is compliant with the current CIM standards and definitions required under NI 43-101 and is, therefore, reportable as a mineral resource by Tournigan. However, the reader should be cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

There is potential for the conversion of mineral resources from the Inferred and Indicated categories to Indicated and Measured categories at Curraghinalt. Within the present resource estimate, only the major vein systems have mineral resources classified as Indicated. Relatively little infill drilling has been undertaken on the property and it is Micon's opinion that there are many sub-veins which have a good potential to be brought into the Indicated resource category.

The above mineral resource has been estimated only for the central part of the Curraghinalt deposit. There are sufficient indications, based on preliminary mapping and geochemical sampling, for exploration potential in either direction from the deposit and there is good potential that some of the veinlets identified in the present study may contribute to future resources. The regional geochemical map (Figure 17.23) clearly indicates that there are parallel trends of mineralization in conformity with the Curraghinalt trend.

There is also potential to further increase the resource tonnage by stepping out from the presently identified mineralized zones and in the evaluation of the other known deposits within the surrounding area. Exploration conducted so far in the adjoining areas has provided positive results.

Micon recommends, therefore, that Tournigan continues to conduct exploration and to initiate work on a preliminary economic assessment on the project, including a program of metallurgical testwork.

20.0 RECOMMENDATIONS

The principal exploration objective of the Curraghinalt project is to determine the overall potential of the area. Micon recommends the following work items:

- A reconnaissance drill program to cover the entire Curraghinalt area. This would assist in the definition of further target areas of immediate importance.

- A regional-scale reconnaissance program in order to confirm the extent of the previously identified mineral occurrences.

- Systematic photography of drill core as part of the logging procedure.

- Collection of comprehensive specific gravity data in order to better define the relationships between the estimated tonnages of the mineralized material within the individual veins to grade and mineralogy.

- A program of metallurgical testwork that builds upon the results of historical testwork programs.

The Curraghinalt project may be regarded as a mid-stage exploration project on which a reasonably-sized mineral resource of gold has been estimated. The data and observations provided this report support the concepts outlined by Tournigan for further exploration. Micon recommends that Tournigan initiates work on a preliminary economic assessment of the project.

21.0   SIGNATURE PAGE

This report, titled "Technical Report on the Curraghinalt Property, County Tyrone, Northern Ireland", with an effective date of 29 November, 2007, prepared for Tournigan Gold Corporation, was prepared by the following author:

"Dibya Kanti Mukhopadhyay"

Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM
Senior Mineral Resource Geologist
Micon International Limited

22.0   REFERENCES

Boland, M. Curraghinalt, 1997, Gold Deposit Geology and Resource Status May 1997 – Updated Nov. 1997, Unpublished Report for Ulster Minerals Limited, Geological Survey of Northern Ireland.

Coller, D., 2007, Review of the Structure of the Curraghinalt Gold Vein System, prepared for Aurum Exploration Services, June, 2007.

CSA, 1997, Polygonal Resource Calculation of a 1.25 m Minimum Mining Width at the Curraghinalt Deposit, prepared for Ennex International, May, 1997.

Department of Enterprise, Trade and Investment, Minerals and Petroleum Exploration and Development in Northern Ireland, 1997-2000.

Donoghue, M. J., Curraghinalt Gold Deposit Review Report, prepared for Tournigan Gold, dated November, 2003.

Peatfield, G.R., Updated Technical Review Report on the Tyrone Mineral Exploration Property (Prospecting Licences UM 11/96 and UM 12/96), County Tyrone, Northern Ireland, prepared for Tournigan Gold Corporation, 20, January, 2003.

The Claim Group Inc., Base Line Land Audit, Northern Ireland, prepared for Tournigan Gold Corporation, March, 2007 (updated by Aurum Exploration Limited, May, 2007).

Tully, John V., Technical Review Report on the Curraghinalt Gold Property, Exploration License UM-1/02 (UM-11/96), County Tyrone, Northern Ireland, prepared for Tournigan Gold Corporation, January 27, 2005.

Williams, Vaughan, Tournigan Gold Projects Co. Tyrone, Technical Presentation, July, 2007.

CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As the author of this report on the Curraghinalt gold mineralization of Tournigan Gold Corporation, Canada, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1) I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwich, United Kingdom, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2) I hold the following academic qualifications:

   B.Sc. Geology (Hons)   Jadavpur University, Kolkata, India 1991
   M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993

3) I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645).

4) I have worked as a geologist in the minerals industry for almost 14 years;

5) I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold, ferrous and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 8 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6) I have had no prior involvement with the mineral properties in question;

7) As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8) I am independent of the issuer applying the test in Section 1.4 of NI 43-101;

9) I visited the Curraghinalt property between 10th and 12th August 2007.

10) I am responsible for the preparation of the Technical Report titled 'Technical Report on the Curraghinalt Property, County Tyrone, Northern Ireland', dated 29 November, 2007.

Dated this 29th day of November, 2007

"Dibya Kanti Mukhopadhyay"

Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM (#225557)
Senior Mineral Resource Geologist,
Micon International Limited

APPENDIX 1

Drill Hole Statistics for the Mineralized Intersections and Zone Codes

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
04-CT-24	58.72	59.82	19.4	1.1	20
04-CT-26	149.62	150.74	29.3	1.12	20
07-CT-53	78.63	78.86	41.9	0.23	20
90-02	33.72	34.25	31.8	0.53	20
90-03	36.12	37.43	31.4	1.31	20
90-04	66.26	66.45	32.5	0.19	20
90-06	75.71	75.96	2.6	0.25	20
90-10	113	114.12	2.5	1.12	20
90-11	33.48	33.82	13.9	0.34	20
03-CT-06	24.9	25	4.7	0.1	30
03-CT-08	21.13	21.84	9.3	0.71	30
03-CT-09	46.06	47.51	2.3	1.45	30
04-CT-17	13.63	14.78	2.3	1.15	30
04-CT-23	62.24	62.67	2.3	0.43	30
04-CT-24	131.02	131.37	5.6	0.35	30
04-CT-25	40.57	41.25	9.2	0.68	30
04-CT-26	287.56	287.81	21.8	0.25	30
06-CT-35	49.91	51.16	19.6	1.25	30
07-CT-50	212.04	212.3	13.9	0.26	30
106-1	23.04	25.25	6.2	2.21	30
106-4	23.74	24.08	30	0.34	30
90-30	24.71	25.61	19.1	0.9	30
90-31	33.2	33.45	15.1	0.25	30
07-CT-53	107.78	108.03	3.4	0.25	35
07-CT-53	141.49	142.74	3.1	1.25	35
106-11	8.15	8.79	6.7	0.64	35
106-3	36.96	37.03	30.7	0.07	35
5170-10	55.4	56.1	29.1	0.7	35
90-05	93.45	93.84	27.9	0.39	35
03-CT-05	87.01	88.85	5	1.84	40
03-CT-06	146.41	147.8	9.2	1.39	40
03-CT-07	78.73	81.74	6.1	3.01	40
03-CT-09	157.07	158.05	3.1	0.98	40
03-CT-10	61.5	62.77	37.7	1.27	40
04-CT-14	42.94	47	42.7	4.06	40
04-CT-16	74.75	77.9	8.3	3.15	40
04-CT-17	133.05	133.55	4.2	0.5	40
04-CT-19	109.93	110.65	2.1	0.72	40
04-CT-20	61.3	62.35	19.4	1.05	40
04-CT-22	30.5	33.32	52.8	2.82	40
04-CT-23	145.25	145.91	9.3	0.66	40
04-CT-23	149.2	151.4	6.4	2.2	40
04-CT-26	416.16	417.73	56.3	1.57	40

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-16	57.28	57.87	95	0.59	40
106-24	42.15	44.32	28	2.17	40
106-27	45.14	47.92	28.9	2.78	40
106-28	34.38	36.6	31.2	2.22	40
106-42	46.8	47.27	49.1	0.47	40
106-43	35	35.38	1.6	0.38	40
106-44	23.8	24.25	93.1	0.45	40
106-45	45.41	47.09	44.4	1.68	40
106-58	19.35	20.05	2.3	0.7	40
106-6	27.85	28.25	57.5	0.4	40
106-8	67.12	69.87	50.9	2.75	40
106-87	46.13	46.95	7	0.82	40
106-90	89	89.5	19.7	0.5	40
5170-13	1.5	1.6	108.3	0.1	40
5170-14	20.57	21	27.4	0.43	40
5170-17	6.9	7	23.8	0.1	40
90-12	102.18	103.59	33	1.41	40
90-15	82.16	82.3	18.6	0.14	40
90-16	90.5	91.55	32.2	1.05	40
90-30	164.27	165.48	17.2	1.21	40
90-37	81.84	82.46	7.4	0.62	40
90-41	71.4	72.15	24.4	0.75	40
90-49	124.83	125.5	4.6	0.67	40
90-50	111.05	112.15	3.9	1.1	40
03-CT-01	30.8	32.6	3.1	1.8	45
06-CT-29	108.41	108.71	3.9	0.3	45
06-CT-35	102.43	103.13	8	0.7	45
06-CT-36	87.57	87.96	5	0.39	45
06-CT-37	70.32	70.98	8.4	0.66	45
06-CT-38	18.75	18.82	14.1	0.07	45
06-CT-41	25.1	25.3	5	0.2	45
06-CT-43	54.73	56.5	5	1.77	45
07-CT-42	31.81	32.85	2.3	1.04	45
07-CT-50	234	235.07	2.3	1.07	45
03-CT-05	106.97	108.44	27	1.47	50
03-CT-07	106.35	108.63	0.5	2.28	50
03-CT-10	87.75	87.9	6.1	0.15	50
03-CT-11	51.59	52.42	5.5	0.83	50
04-CT-12	47.05	49.41	15.6	2.36	50
04-CT-13	39.59	43.02	68.1	3.43	50
07-CT-42	87.99	89.43	2.74	1.44	50
106-10	18.38	18.54	13.6	0.16	50
106-23	4.9	5.45	10.6	0.55	50
106-25	24.53	25.7	5.6	1.17	50
106-27	68.22	68.6	4	0.38	50

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-49	94.49	94.69	8.1	0.2	50
106-53	21.1	21.4	45.2	0.3	50
106-54	61.89	62.28	21.4	0.39	50
106-55	69.87	70.04	19.8	0.17	50
106-6	48.58	49.21	41.2	0.63	50
106-8	91.65	91.87	18.2	0.22	50
106-87	66.43	66.7	18.5	0.27	50
5170-15	40.5	40.74	17.5	0.24	50
5170-6	74	74.4	34.5	0.4	50
03-CT-01	87.9	89.16	5	1.26	55
03-CT-02	52.5	53.7	12.6	1.2	55
03-CT-04	62.3	62.95	12.2	0.65	55
03-CT-05	123.75	123.98	4.3	0.23	55
03-CT-06	172.59	172.99	1.5	0.4	55
03-CT-07	109.06	111.25	0.7	2.19	55
04-CT-15	52.35	53.21	2.4	0.86	55
04-CT-15	52.35	53.21	2.4	0.86	55
04-CT-23	170.06	170.78	5.8	0.72	55
04-CT-24	235.68	236.68	2.3	1	55
06-CT-30	84.07	84.57	1.3	0.5	55
06-CT-31	23.77	25.02	7.5	1.25	55
06-CT-36	148.27	148.91	4.7	0.64	55
06-CT-37	137.98	138.98	9.3	1	55
06-CT-38	90.44	91.86	12.8	1.42	55
06-CT-40	17.15	17.82	1.1	0.67	55
06-CT-41	108.62	109.64	20.4	1.02	55
06-CT-43	166.23	166.92	5.4	0.69	55
07-CT-42	137.91	138.91	6.2	1	55
07-CT-44	80.39	81	1.5	0.61	55
07-CT-45	42.17	42.27	4.1	0.1	55
07-CT-46	37.9	38.95	1.7	1.05	55
07-CT-47	130.95	132.01	5.5	1.06	55
07-CT-48	80.09	81.09	5.3	1	55
07-CT-50	287.12	288.16	7.7	1.04	55
106-10	46.6	46.69	26.5	0.09	55
106-11	88.62	88.78	6.3	0.16	55
106-12	67.6	68.41	5.8	0.81	55
106-14	85.56	85.8	5	0.24	55
106-17	85.61	87.09	14.9	1.48	55
106-18	40.49	41.63	5.6	1.14	55
106-27	75.29	75.41	17.4	0.12	55
106-48	129.06	129.23	85.8	0.17	55
106-61	22.9	23.12	4.8	0.22	55
106-63	63	63.3	7.1	0.3	55
106-9	19.12	19.72	49.5	0.6	55

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-94	21.4	21.77	29.5	0.37	55
106-95	65.7	66.05	57	0.35	55
106-96	50.7	50.81	1.2	0.11	55
106-97	79.7	80.73	12.2	1.03	55
106-99	43.22	43.45	113.8	0.23	55
03-CT-01	120.87	121.05	28.2	0.18	60
03-CT-02	64.59	67.24	3.4	2.65	60
03-CT-05	146.07	147.74	22	1.67	60
03-CT-08	186.69	187.86	9.7	1.17	60
03-CT-10	115.72	117.14	8.4	1.42	60
03-CT-11	99.78	100.95	23.1	1.17	60
04-CT-12	78.27	79	6.6	0.73	60
04-CT-15	80.23	81.25	0	1.02	60
04-CT-16	126.65	128.01	9.2	1.36	60
04-CT-23	200.89	202.03	12.5	1.14	60
04-CT-24	268.53	268.87	0.6	0.34	60
06-CT-29	159.8	161.08	65.7	1.28	60
06-CT-30	114.61	114.71	21.6	0.1	60
06-CT-31	64.94	66.35	5.6	1.41	60
06-CT-32	58.78	58.88	29.1	0.1	60
06-CT-34	21.6	23.66	23	2.06	60
06-CT-35	187.15	187.34	13.4	0.19	60
06-CT-36	167.35	168.35	7.6	1	60
06-CT-38	116.43	117.18	5.3	0.75	60
06-CT-40	35.37	36.02	7.3	0.65	60
06-CT-41	126.16	127.35	1	1.19	60
07-CT-45	48.84	50.19	6.9	1.35	60
07-CT-50	338.42	339.14	6.4	0.72	60
106-100	61.98	63.35	9.8	1.37	60
106-102	43.36	43.5	111.8	0.14	60
106-11	111.33	113	8.1	1.67	60
106-12	85.04	85.55	19.8	0.51	60
106-13	87.5	88.12	57.2	0.62	60
106-14	107.9	108.07	3.7	0.17	60
106-15	80.5	82.11	13.6	1.61	60
106-16	116.6	116.88	22.4	0.28	60
106-18	68.08	69.74	10.9	1.66	60
106-22	67.15	67.32	33.8	0.17	60
106-23	37.76	38.9	18.6	1.14	60
106-25	69.74	69.85	5.9	0.11	60
106-26	72.66	72.91	2	0.25	60
106-28	97	97.9	3.3	0.9	60
106-29	64.52	64.93	14.9	0.41	60
106-5	47.62	48.27	20.8	0.65	60
106-52	70.52	71.02	11.1	0.5	60

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-53	76.95	78.96	48.7	2.01	60
106-54	109.57	110.17	9	0.6	60
106-55	113.38	113.84	24.3	0.46	60
106-6	81.4	83.2	12.2	1.8	60
106-63	70.31	70.56	2.2	0.25	60
106-66	38.28	38.33	13	0.05	60
106-68	47.03	48.38	8.5	1.35	60
106-8	123.71	124.77	14.5	1.06	60
106-82	16.3	16.6	11.1	0.3	60
106-87	99.1	99.3	5.3	0.2	60
106-90	145.42	145.56	13.5	0.14	60
106-91	89	89.1	20.2	0.1	60
106-93	12.9	13.6	46.1	0.7	60
106-95	93.55	94.06	99	0.51	60
106-96	77.22	77.38	13.2	0.16	60
106-97	106.59	106.93	15.2	0.34	60
106-99	64.31	66.78	14.5	2.47	60
90-12	168.95	169.77	28	0.82	60
90-14	99.53	100.11	3	0.58	60
90-41	127.75	128.33	2.9	0.58	60
90-43	87	90	17.3	3	60
raise	0.5	8.4	20.6	7.9	60
raise	46.5	49.75	2.4	3.25	60
03-CT-08	189.47	191.45	0.9	1.98	61
04-CT-16	137.45	138.32	9.3	0.87	61
04-CT-17	203.36	204.68	14.4	1.32	61
106-13	92.64	92.82	15.3	0.18	61
106-16	127.31	127.94	90.2	0.63	61
106-23	38.9	39.4	0.5	0.5	61
106-25	70.71	71.17	1.8	0.46	61
106-27	113.42	113.69	14.2	0.27	61
106-28	107.14	107.47	29.2	0.33	61
90-12	171.71	172	7.3	0.29	61
90-41	139.63	139.78	42.8	0.15	61
04-CT-15	102.82	103.82	9.3	1	62
04-CT-17	209.57	209.89	4.6	0.32	62
106-13	107.21	107.64	15.8	0.43	62
106-16	152.36	152.61	3.5	0.25	62
106-25	91.67	91.92	19.3	0.25	62
106-26	104.23	104.43	10.8	0.2	62
106-29	74.76	74.9	13.9	0.14	62
106-62	53.36	53.51	119.8	0.15	62
106-66	47.9	48	1.4	0.1	62
106-85	53.86	54.19	6	0.33	62
106-91	93.6	93.73	141.3	0.13	62

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
90-14	122.05	123.72	9.6	1.67	62
90-43	103.41	103.54	14.5	0.13	62
03-CT-01	161.7	163.25	7.3	1.55	70
03-CT-02	95.28	95.57	7.7	0.29	70
03-CT-03	121.36	122.56	9.8	1.2	70
03-CT-04	102.65	102.83	11.4	0.18	70
03-CT-11	167.08	168.44	6.5	1.36	70
04-CT-12	144.3	145.63	11.4	1.33	70
04-CT-15	114.7	114.84	5.3	0.14	70
04-CT-15	145.88	148.14	8.6	2.26	70
04-CT-15	145.88	148.14	8.6	2.26	70
04-CT-23	269.57	270.67	6.2	1.1	70
04-CT-24	341.73	342.78	2.8	1.05	70
06-CT-29	195.42	197.54	2.2	2.12	70
06-CT-30	151.91	152.52	6.6	0.61	70
06-CT-31	102.48	102.79	3.5	0.31	70
06-CT-32	99.93	100.11	12.5	0.18	70
06-CT-33	61.71	62.71	15.4	1	70
06-CT-34	61.89	62.05	38.6	0.16	70
06-CT-36	199	199.74	7.1	0.74	70
06-CT-37	185.52	186.17	2.7	0.65	70
06-CT-38	145.03	145.74	1.6	0.71	70
06-CT-39	113.28	113.67	0.8	0.39	70
06-CT-40	63.38	64.94	1.1	1.56	70
06-CT-41	145.71	146.78	3.2	1.07	70
06-CT-43	196.3	197.96	9	1.66	70
07-CT-42	163.35	163.43	9.48	0.08	70
07-CT-45	78.65	79.16	8.1	0.51	70
07-CT-46	69.7	70.35	1.2	0.65	70
07-CT-47	178	179.86	6.3	1.86	70
07-CT-48	126.22	127.46	3.5	1.24	70
07-CT-49	89.41	90.11	2.5	0.7	70
07-CT-50	346.52	348.09	4.8	1.57	70
106-101	22.95	23.15	30.5	0.2	70
106-102	107.38	107.82	69	0.44	70
106-105	42.46	42.86	34.8	0.4	70
106-106	76.85	77	78.8	0.15	70
106-106	78.3	78.91	12.6	0.61	70
106-107	67.15	67.43	39	0.28	70
106-108	59.2	59.85	10.5	0.65	70
106-108	63.7	64	20.8	0.3	70
106-15	117.8	119.7	6.7	1.9	70
106-16	174.63	175.49	9.8	0.86	70
106-17	113.04	113.89	16.9	0.85	70
106-18	106.91	107.07	6.1	0.16	70

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-19	41.5	43.52	24	2.02	70
106-22	118.48	119.53	6.2	1.05	70
106-24	163.12	163.61	13	0.49	70
106-29	127.84	129.42	18.6	1.58	70
106-60	65.1	65.9	83.3	0.8	70
106-61	58	58.25	12.7	0.25	70
106-62	86.36	86.93	42.4	0.57	70
106-64	54	54.55	16.1	0.55	70
106-66	87.2	88.37	32.9	1.17	70
106-67	21.25	21.5	20.6	0.25	70
106-68	101.58	101.97	9.4	0.39	70
106-70	67.35	67.69	27.6	0.34	70
106-71	43.5	43.67	65	0.17	70
106-72	89.17	89.32	6.4	0.15	70
106-74	52.4	52.6	17	0.2	70
106-80	43.74	44.36	19	0.62	70
106-81	34.32	34.62	68	0.3	70
106-82	68	68.67	58.9	0.67	70
106-83	32.9	34.75	9.7	1.85	70
106-84	32	33	2.6	1	70
106-85	92.35	93.32	16.7	0.97	70
106-88	43.02	43.35	122.5	0.33	70
106-89	109.8	112.2	46.4	2.4	70
106-91	124.35	125.4	7.5	1.05	70
106-95	144.25	146.53	12.8	2.28	70
106-96	124.64	126.21	4.5	1.57	70
106-97	158.8	159.6	15.8	0.8	70
106-98	92.1	92.9	24.2	0.8	70
106-99	126.9	127.12	17.8	0.22	70
90-41	194.65	195.2	7.8	0.55	70
90-43	138.39	139.03	4.3	0.64	70
03-CT-01	177.28	180.22	7.7	2.94	75
03-CT-02	120.37	120.47	15.4	0.1	75
06-CT-29	213.59	214.59	6.5	1	75
06-CT-30	154.16	155.54	6.5	1.38	75
06-CT-31	106.22	108.99	6.1	2.77	75
06-CT-32	106.88	108.12	10.6	1.24	75
06-CT-33	70.53	71.19	10.9	0.66	75
06-CT-35	232.56	232.63	8.5	0.07	75
06-CT-37	218.17	218.47	2.4	0.3	75
06-CT-39	133	133.98	4.7	0.98	75
06-CT-40	89.89	91.64	11.6	1.75	75
106-103	61	61.5	9.6	0.5	75
106-107	81.81	82.05	9.7	0.24	75
106-108	106.57	107.4	29.9	0.83	75

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-15	136.28	136.53	1.6	0.25	75
106-94	108.5	109.6	27.1	1.1	75
06-CT-37	233.08	234.1	14	1.02	80
06-CT-40	122.05	123.13	10	1.08	80
07-CT-49	149.9	150	7.1	0.1	80
106-19	59.96	60.09	4.3	0.13	80
106-71	54.1	54.64	32.4	0.54	80
03-CT-04	167.46	168.72	3.6	1.26	90
06-CT-40	172.98	173.75	2.2	0.77	90
07-CT-45	175.27	177.59	20.7	2.32	90
07-CT-49	173.52	174.88	5.3	1.36	90
106-59	33.44	33.59	60.8	0.15	90
03-CT-06	39.6	40.37	16.7	0.77	302
03-CT-08	40.95	41.28	1.4	0.33	302
04-CT-17	38.06	38.68	5.6	0.62	302
04-CT-23	69.75	70.35	0.7	0.6	302
04-CT-24	156.69	156.94	4.6	0.25	302
03-CT-08	123.24	126.88	2.5	3.64	403
04-CT-15	10.65	11.7	46.6	1.05	403
04-CT-26	407.86	408.02	6.3	0.16	403
106-46	24.67	25.67	1	1	403
106-47	14.78	15.42	1.9	0.64	403
106-50	25.18	26.95	94	1.77	403
106-6	10.7	10.81	4.1	0.11	403
90-12	101.03	101.15	0.5	0.12	403
90-30	163.66	163.8	1.5	0.14	403
90-47	101.55	102.2	9.4	0.65	403
03-CT-02	44.8	45	6.3	0.2	552
03-CT-03	64.6	65.6	8.1	1	552
06-CT-36	141.18	141.5	4.3	0.32	552
06-CT-41	87.4	88.8	2.1	1.4	552
07-CT-42	111.33	112.33	1.3	1	552
106-17	57.05	57.12	1.4	0.07	552
06-CT-29	146.26	146.35	10.3	0.09	601
06-CT-31	48.67	48.79	2.4	0.12	601
06-CT-32	53.85	53.97	22.2	0.12	601
06-CT-34	18.07	18.22	22.5	0.15	601
06-CT-36	156.96	157.99	16.7	1.03	601
106-15	67.15	67.6	7.5	0.45	601
106-94	44.94	45	2.6	0.06	601
106-95	91.5	91.72	9.2	0.22	601
106-96	67.2	67.54	59.8	0.34	601
106-97	101.68	101.96	19.9	0.28	601
106-98	32.45	32.95	25.8	0.5	601
06-CT-29	168.91	169.15	2.9	0.24	604

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
06-CT-30	124.56	124.92	1.6	0.36	604
06-CT-31	72.22	72.3	11	0.08	604
06-CT-32	62.86	65.41	5.8	2.55	604
06-CT-33	39.87	40.17	15.4	0.3	604
06-CT-34	28.76	28.93	28.9	0.17	604
06-CT-35	192.75	192.82	1.8	0.07	604
06-CT-36	180.21	180.6	3.7	0.39	604
06-CT-37	172.08	173.06	4.3	0.98	604
06-CT-38	120.89	121.56	7.5	0.67	604
06-CT-39	82.42	83.47	9.1	1.05	604
106-14	111.25	111.36	5.3	0.11	604
106-18	71.74	72.24	0.3	0.5	604
106-94	61.3	61.46	115	0.16	604
106-95	107.58	110.06	11.1	2.48	604
04-CT-24	297.88	298.84	3.6	0.96	605
106-11	117.02	117.14	4.1	0.12	605
106-9	49.87	50.03	27.8	0.16	605
106-93	20.5	20.75	14.6	0.25	605
04-CT-24	305	306	1.9	1	606
106-10	85.2	85.3	23	0.1	606
106-106	21.15	21.56	24	0.41	606
106-11	138.48	138.6	2.1	0.12	606
106-53	89.94	90.3	14.9	0.36	606
106-54	120.02	120.14	19.8	0.12	606
106-6	85.22	85.46	3	0.24	606
106-8	128.23	128.83	6.7	0.6	606
03-CT-05	127.2	127.9	1.6	0.7	607
03-CT-11	84.46	85.53	5.1	1.07	607
04-CT-12	59.59	60.67	13.7	1.08	607
04-CT-23	192.1	193.28	10.4	1.18	607
106-10	59.49	61.39	22.7	1.9	607
106-23	26.5	26.57	1.6	0.07	607
106-92	9.18	9.36	38.3	0.18	607
06-CT-29	185.73	186.98	8.4	1.25	701
06-CT-32	80.8	81	4	0.2	701
06-CT-33	58.5	58.62	3.1	0.12	701
06-CT-34	45.88	46.27	7.1	0.39	701
06-CT-38	129.26	130.1	0.4	0.84	701
06-CT-39	87	87.14	4.1	0.14	701
06-CT-40	42.47	43.48	5.5	1.01	701
07-CT-44	97.55	98.15	0.6	0.6	701
07-CT-49	61.36	62.4	8.3	1.04	701
07-CT-50	345.55	345.74	9	0.19	701
106-14	136.43	137.53	2.3	1.1	701
106-15	107.43	108.5	109	1.07	701

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
106-17	100.51	101.26	1.5	0.75	701
106-18	91.18	92.23	4.3	1.05	701
106-95	139.2	140.05	54.6	0.85	701
03-CT-03	112.32	115.15	12.4	2.83	703
03-CT-04	89.53	90.14	7.5	0.61	703
07-CT-44	101.48	101.95	5.6	0.47	703
07-CT-46	67.85	67.95	0.6	0.1	703
07-CT-48	125.8	126	1.7	0.2	703
07-CT-49	82.45	83.45	11.6	1	703
106-101	40.55	41	11.7	0.45	708
106-108	71.55	72	5.3	0.45	708
106-16	180.16	181.71	11.2	1.55	708
106-68	107.28	107.57	5.5	0.29	708
106-73	68.52	69.82	7.7	1.3	708
106-74	56.93	57.14	17.5	0.21	708
90-41	199.02	199.55	10.6	0.53	708
03-CT-01	186.78	188.18	5	1.4	752
06-CT-30	167.97	168.15	11.4	0.18	752
06-CT-31	121.57	122.45	5.1	0.88	752
06-CT-33	79.29	79.87	7.8	0.58	752
06-CT-35	54.71	55.09	16	0.38	302E
07-CT-50	226.56	227.05	2.5	0.49	302E
106-1	35.66	35.81	7.2	0.15	302E
106-2	68.69	70	13.7	1.31	302E
06-CT-36	90.63	90.85	14.2	0.22	451E
06-CT-41	38	38.4	0.2	0.4	451E
06-CT-43	108	108.48	2.82	0.48	451E
07-CT-47	78.93	79.67	5.3	0.74	451E
03-CT-07	103.62	104.4	12.3	0.78	451W
04-CT-17	135.11	138.05	0.4	2.94	451W
106-66	7.97	8.3	0.1	0.33	451W
90-43	62	62.75	27	0.75	451W
04-CT-20	78.01	78.38	6.3	0.37	45W
106-22	41.45	42.92	15.5	1.47	45W
106-29	23.14	25.86	9.7	2.72	45W
106-58	42.5	42.6	33.5	0.1	45W
106-91	33.87	34.04	6.4	0.17	45W
90-13	145	145.59	5.1	0.59	45W
90-43	55.52	57.1	14.1	1.58	45W
106-30	28.55	29.78	5.6	1.23	D
106-31	37.75	38.62	17.9	0.87	D
106-32	31.87	35.14	13.5	3.27	D
106-33	28.8	31.39	9.2	2.59	D
106-77	28.2	28.3	0.18	0.1	D
106-78	62	62.5	7.4	0.5	D

Drill Hole No.	From	To	Grade (g/t Au)	Intersection (m)	Zone Code
90-24	74.45	74.74	8.8	0.29	D
90-26	79.25	79.48	53.2	0.23	D
90-27	121.64	123.2	31.5	1.56	D
90-28	39.58	39.72	12	0.14	D
90-29	68.8	69.15	12.2	0.35	D
90-32	109.65	110.67	38.2	1.02	D
90-34	75.25	75.3	25	0.05	D
90-36	54.57	55.8	9.2	1.23	D
90-40	79.01	79.8	18.9	0.79	D
90-42	113.9	115.2	4.5	1.3	D
90-44	29.5	30.36	6.6	0.86	D
90-45	73.08	74.5	14.3	1.42	D
90-46	116.55	117.2	11.4	0.65	D
90-48	147.2	147.7	30.3	0.5	D
90-52	63	63.43	19.4	0.43	D
90-54	76.7	76.93	9.7	0.23	D
106-30	35.35	36.08	14.9	0.73	G
106-32	45.22	45.54	0.1	0.32	G
90-19	123.06	124.3	13.9	1.24	G
90-25	97.26	97.54	12.9	0.28	G
90-26	92.8	93.09	64.3	0.29	G
90-27	142.87	143.04	18.6	0.17	G
90-29	74.75	75.29	54.6	0.54	G
90-32	114.6	114.8	28.2	0.2	G
90-36	66.61	66.84	5.1	0.23	G
90-39	56.1	58.74	5.6	2.64	G
90-40	98.22	98.9	12.9	0.68	G
90-44	40.66	40.84	27.5	0.18	G
90-45	83	83.5	22.4	0.5	G
90-48	160.75	161.09	12.3	0.34	G
90-51	159.78	160.59	23.8	0.81	G
90-52	74.55	74.9	56.8	0.35	G
90-56	71.8	72.04	3.4	0.24	G

Appendix 2

Block Model Validation

Comparison Plots for Drill Hole Data to Resource Model Block Grades

Figure 1: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 20



Figure 2: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 30



Figure 3: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 35



Figure 4: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 302



Figure 5: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 302E



Figure 6: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 40



Figure 7: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 45



Figure 8: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 403



Figure 9: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 451E



Figure 10: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 451W



Figure 11: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 50



Figure 12: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 50E



Figure 13: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 55


100
10
1
0.1
0.01
0.001
Block Model Data (gm/t Au)
0.001
0.01
0.1
1
10
100
De-clustered Drill hole Data (gm/t Au)

Figure 14: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 552


10
1
0.1
Block Model Data (gm/t Au)
0.1
1
10
De-clustered Drill hole Data (gm/t Au)

Figure 15: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 60



Figure 16: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 61



Figure 17: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 62



Figure 18: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 601



Figure 19: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 604



Figure 20: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 605



Figure 21: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 606



Figure 22: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 607



Figure 23: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 70



Figure 24: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 75



Figure 25: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 701



Figure 26: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 703



Figure 27: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 708



Figure 28: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 752



Figure 29: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 80



Figure 30: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone 90



Figure 31: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone D



Figure 32: Comparison of De-Clustered Drill hole Data to Resource Model Block Grade for Zone G

